Exhibit 99.1

WISE METALS GROUP LLC and

WISE METALS INTERMEDIATE HOLDINGS LLC

QUARTERLY FINANCIAL REPORTING PACKAGE

September 30, 2016

WISE METALS GROUP LLC and

WISE METALS INTERMEDIATE HOLDINGS LLC

TABLE OF CONTENTS

SEPTEMBER 30, 2016

Item A: Overview	1

Item B: Selected Historical Financial Data – Restricted Group	6

Item C: Selected Historical Consolidated Financial Data	9

Item D: Management’s Discussion and Analysis of Financial Condition and Results of Operations	11

Item E: Supplemental Information for Wise Metals Intermediate Holdings LLC	26

Item F: Unaudited Consolidated Financial Statements of Wise Metals Group LLC	F-1

i

ITEM A:	OVERVIEW

Wise Metals Group LLC is a holding company formed for the purpose of managing the operations of its wholly-owned subsidiaries: Wise Alloys LLC (“Wise Alloys”); Listerhill Total Maintenance Center LLC (“TMC”); Alabama Electric Motor Services LLC (“AEM”); Wise Alloys Funding LLC; Wise Alloys Funding II LLC; and Wise Alloys Finance Corporation (“Alloys FinCo”) (collectively, the “Company” or “Wise Group”).

Through Wise Alloys, the Company is one of the largest producers of aluminum can stock for the beverage industry in North America. Wise Alloys manufactures and ships flat-rolled aluminum products for use and further manufacture and assembly, primarily in the beverage industry.

TMC specialized in providing maintenance, repairs, and fabrication services to Wise Alloys and third party manufacturing and industrial plants globally, ranging from small onsite repairs to complete turn-key maintenance, until October 2015, when TMC was restructured and closed.

AEM serves both third parties and Wise Alloys in the repair and rewind of electric motors, and sells retail motors and assembled electrical control panels. AEM was restructured during October 2015, and continues to provide such services, while the historical expertise it has provided was brought in-house under Wise Alloys.

Wise Alloys Funding LLC and Wise Alloys Funding II LLC were formed in February 2015 and March 2016, respectively, as designated securitization entities for the purpose of managing the Company’s accounts receivable factoring programs. Alloys FinCo has no operating activities.

Unless the context specifically indicates otherwise:

•	the terms “the Company,” “we,” “us” and “our” (and similar terms) refer to Wise Group and its subsidiaries;

•	the term “Restricted Group” refers to our rolled aluminum products business, comprised of: Wise Group; Wise Alloys; TMC; AEM; Wise Alloys Funding LLC; Wise Alloys Funding II LLC; and Alloys FinCo; and

•	the term “Unrestricted Group” refers to WAC I LLC, a Delaware limited liability company until its distribution on January 4, 2015 and Wise Recycling LLC, a Delaware limited liability company (“Wise Recycling”) until its distribution on July 1, 2014, as discussed below.

Constellium N.V. Transaction

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings”) for $1.4 billion, including the assumption of the existing debt of Wise Group and Wise Intermediate Holdings (the “Transaction”). Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Holding Company Reorganization

In April 2014, the Company completed a reorganization in which, Wise Metals Holdings LLC (“Wise Holdings”), Wise Intermediate Holdings and Wise Holdings Finance Corporation (“Holdings FinCo”) were formed, and a newly-created, wholly-owned subsidiary of Wise Intermediate Holdings merged with and into Wise Group, with Wise Group surviving the merger and becoming a wholly-owned direct subsidiary of Wise Intermediate Holdings (the “Reorganization”). In the merger, the equity interests in Wise Group were converted on a one-for-one basis into equity interests in Wise Holdings, having the same rights and designations as the equity interests in Wise Group immediately prior to the merger. The limited liability company agreement, board of managers and officers of Wise Holdings were the same as those of Wise Group immediately prior to the merger in all material respects. Wise Holdings, prior to the

Transaction, was the sole member and manager of Wise Intermediate Holdings. After the Transaction, Constellium W S.A.S. (an indirect wholly-owned subsidiary of Constellium N.V.) is the sole member and manager of Wise Intermediate Holdings, and Wise Intermediate Holdings is the sole member and manager of Wise Group.

Subsidiary Company Distributions

Immediately prior to and in contemplation of the Transaction, Wise Group transferred its member interest in WAC I LLC (an entity formed in 2014 for the sole purpose of holding certain transportation assets of the Company) to an indirect principal owner of Wise Intermediate Holdings. The transfer resulted in a non-cash loss of $6.3 million during the first quarter of 2015, included in Transaction costs in the consolidated statements of operations and comprehensive income (loss).

On July 1, 2014 Wise Group distributed its ownership interest in Wise Recycling to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Group with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Group. Wise Recycling was not included in the Transaction, ceased to be an affiliate of Wise Group upon consummation of the Transaction on January 5, 2015, and is not an affiliate of Constellium N.V.

Presentation of Financial Information

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

This quarterly financial reporting package is prepared in accordance with the reporting requirements under the indenture governing the 8.75% Senior Secured Notes of Wise Group and Alloys FinCo due December 2018 (the “Notes”). This quarterly reporting package does not include all of the information that would be required if we were filing a Quarterly Report on Form 10-Q with the Securities and Exchange Commission.

This financial reporting package includes the unaudited consolidated balance sheets of Wise Metals Group LLC and its subsidiaries as of September 30, 2016 and December 31, 2015, the unaudited consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2016 and 2015, and the unaudited consolidated statements of member’s deficit and cash flows for the nine months ended September 30, 2016 and 2015. Wise Group serves as the parent company to the activities and operations conducted by its consolidated subsidiaries (which include Alloys FinCo, a co-issuer of the Notes, and Wise Recycling and WAC I LLC prior to their distributions, both of which were unrestricted subsidiaries under the indenture governing the Notes). The unaudited consolidated financial statements of Wise Group included in this reporting package include a footnote presenting certain consolidating financial information for Wise Group, the guarantor subsidiaries of the Notes and the non-guarantor subsidiaries for each of the periods presented.

Supplemental information for Wise Intermediate Holdings is included in Item E of this reporting package. This supplemental information, along with the information presented for Wise Group, is prepared in accordance with the reporting requirements under the indenture governing the 9.75%/10.5% Senior PIK Toggle Notes issued by Wise Intermediate Holdings and Holdings FinCo on April 16, 2014. This information should be read together with the information for Wise Group included elsewhere in this reporting package.

Non-GAAP Financial Measure

This reporting package includes a non-GAAP financial measure, Adjusted EBITDA. The non-GAAP financial measure presented herein and discussed below is not a measure presented in accordance with U.S. generally accepted accounting principles (“GAAP”), because it is adjusted to exclude (include)

certain cash and non-cash income and expenses that would otherwise be included in (excluded from) the most directly comparable GAAP measure in the statements of operations and comprehensive income (loss). As further discussed below, this non-GAAP financial measure supplements other metrics used by management to internally evaluate its business and is intended to facilitate the comparison of operations over time.

Adjusted EBITDA represents Net (Loss) Income plus: (i) interest expense, net; (ii) depreciation, depletion and amortization; (iii) last-in-first-out method (“LIFO”) adjustments; (iv) (losses) gains on derivatives, excluding cash settlements; (v) transaction costs; (vi) restructuring charges; (vii) equity-based compensation expense; and the impact of other matters not indicative of ongoing operations, such as one-time contract amendment costs, operating leases reclassified to capital leases and loss on extinguishment of debt. We have provided Adjusted EBITDA in this reporting package because we believe it provides useful information to investors, to evaluate our financial performance by excluding certain items that we believe are not representative of our core business and our ability to incur and service indebtedness. We do not intend for Adjusted EBITDA to represent net income or cash flows from operations, as defined by GAAP, and it should not be considered as an alternative to measure our operating results or liquidity. The definition of Adjusted EBITDA may not be comparable to similarly titled measures disclosed by other companies and should not be considered in isolation, or as a substitute for analysis of our results as reported under GAAP. Adjusted EBITDA has important limitations as an analytical tool, including the following:

•	Adjusted EBITDA does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments to purchase capital equipment;

•	Adjusted EBITDA does not reflect the interest expense or the cash requirements necessary to service principal or interest payments on our debt;

•	although depreciation, depletion and amortization are non-cash charges, the assets that we currently depreciate, deplete and amortize will likely have to be replaced in the future, and Adjusted EBITDA does not reflect the cash required to fund such replacements; and

•	Adjusted EBITDA does not reflect the effect of earnings or charges resulting from matters that our management does not consider to be indicative of our ongoing operations. However, some of these charges have occurred and may reoccur.

See “Selected Historical Financial Data – Restricted Group” for reconciliations of Adjusted EBITDA to the most directly comparable financial measure calculated and presented in accordance with GAAP and for additional information regarding the adjustments to derive Adjusted EBITDA.

Cautionary Disclosure Regarding Forward-Looking Statements

This reporting package contains forward-looking statements. All statements other than statements of historical facts contained in this reporting package, including statements regarding our future results of operations and financial position, business strategy and plans and our objectives for future operations, are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives and financial needs. These forward-looking statements are subject to a number of risks, uncertainties and assumptions. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this reporting package may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

Some of the key risk factors that could cause actual results to differ from our expectations or have an adverse impact on our business include:

•	a prolonged disruption in our operations or equipment failure at our Alabama facility;

•	industry conditions and trends, including the demand for automotive aluminum sheet and conditions and trends affecting our customers and suppliers;

•	changes in the volume of sales to and payment terms with our major customers;

•	our commercial relationships with our customers and suppliers;

•	the financial condition of our customers and suppliers;

•	the success of our initiatives to expand and diversify our business on a geographic and end-market basis;

•	changes in consumer demand, tastes and preferences and competition from non-aluminum sources of packaging;

•	the cost and availability of raw materials and energy, aluminum demand and prices and the market for scrap aluminum and used beverage cans;

•	our ability to effectively hedge risks associated with our business, including but not limited to prices and premiums of our aluminum purchases and sales, along with other raw materials;

•	global economic and capital markets conditions, including those affecting our ability to obtain financing on commercially reasonable terms;

•	our ability to obtain financing to fund our operations and future capital requirements, including the availability of any cash equity contributions from Constellium N.V. or its subsidiaries;

•	our ability to service our debt obligations and meet the limitations imposed by our indebtedness;

•	our substantial indebtedness and our ability to maintain adequate liquidity to operate our business and satisfy our financial obligations;

•	compliance with and changes in environmental, health and safety and other laws and regulations to which our operations are subject;

•	our ability to compete in the concentrated beverage can stock industry, including with competitors who may have greater resources and geographic diversity than we do;

•	our ability to develop new products and enter into new markets;

•	the outcome of legal or regulatory proceedings to which we are or may become a party;

•	increases in our product liability or warranty costs;

•	our relationships with employees and labor unions;

•	changes in the value of our pension assets and expenses and liabilities with respect to our “multi-employer” pension plans;

•	our ability to attract and retain executives and other key personnel;

•	interruptions in or failures of our information systems, or failure to protect our information systems against cyber-attacks or information security breaches;

•	risks related to our control by Constellium N.V.; and

•	if we are unable to maintain and continue to evolve our financial reporting and internal control procedures, we may be unable to accurately report our financial results or prevent fraud.

The forward-looking statements included in this reporting package are made only as of the date hereof. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update any forward-looking statements for any reason after the date of this reporting package to conform these statements to actual results or to changes in our expectations.

You should read this reporting package with the understanding that our actual future results, levels of activity, performance or events and circumstances may be materially different from what we expect.

ITEM B:	SELECTED HISTORICAL FINANCIAL DATA – RESTRICTED GROUP

The following table presents certain summary historical financial and operating data for the Restricted Group: (i) as of and for each of the five years in the period ended December 31, 2015; (ii) as of September 30, 2016 (Balance Sheet Data); and (iii) for the three and nine months ended September 30, 2016 and 2015. The Restricted Group includes the issuers and the entities fully and unconditionally guaranteeing, jointly and severally, the Notes. See “Note 16. Supplemental Guarantor Information” to the Wise Metals Group LLC unaudited consolidated financial statements included elsewhere in this reporting package.

Financial and operating data for the “Unrestricted Group” is not included in the table below. For fully consolidated financial information for Wise Group, see “Selected Historical Consolidated Financial Data”, our unaudited interim consolidated financial statements and the notes thereto included elsewhere in this reporting package and the Wise Group LLC audited consolidated financial statements for the year ended December 31, 2015, not included in this reporting package.

The summary historical financial data for the Restricted Group as of September 30, 2016, and for the three and nine months ended September 30, 2016 and 2015, has been derived from “Note 16. Supplemental Guarantor Information” to the Wise Metals Group LLC unaudited interim consolidated financial statements, included elsewhere in this reporting package. Operating results for three month interim periods are not necessarily indicative of results for any full fiscal years, or any other periods. The unaudited interim consolidated financial statements presented herein include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair statement of the financial position and of the results of operations for each period presented.

The summary historical financial data for the Restricted Group as of and for each of the five years in the period ended December 31, 2015 is derived from the Wise Group’s audited consolidated financial statements not included in this reporting package.

This information is only a summary of certain historical financial information of our Restricted Group and should be read in conjunction with “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and related notes thereto included elsewhere in this reporting package.

Wise Metals Group LLC

Selected Historical Financial Data – Restricted Group (1)

	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
(In thousands)	2016	2015	2016	2015	2015	2014	2013	2012	2011
Statement of Operations Data:
Net sales	$298,639	$304,759	$837,333	$1,055,106	$1,334,892	$1,321,996	$1,224,269	$1,214,236	$1,334,995
Cost of sales	275,239	287,501	813,844	1,024,475	1,294,312	1,260,128	1,131,046	1,136,835	1,272,796

Gross profit	23,400	17,258	23,489	30,631	40,580	61,868	93,223	77,401	62,199
Operating expenses
Selling, general and administrative expenses	1,784	3,267	6,906	8,051	9,633	25,250	19,880	14,767	12,286
Transaction costs	—	—	—	48,338	48,338	—	—	—	—

Operating income (loss)	21,616	13,991	16,583	(25,758)	(17,391)	36,618	73,343	62,634	49,913
Other expense (income)
Interest expense, net	16,579	16,847	49,184	51,603	67,640	63,929	57,905	54,472	50,807
Loss (gain) on derivative instruments, net	2,299	3,111	2,360	1,569	3,176	1,886	(4,293)	54	(4,180)
Loss on extinguishment of debt	—	—	—	—	—	—	8,907	—	—
Other (income) expense	(1,409)	—	(1,409)	—	—	—	—	(144)	(1,742)

Total other expense	17,469	19,958	50,135	53,172	70,816	65,815	62,519	54,382	44,885

Net income (loss)	4,147	(5,967)	(33,552)	(78,930)	(88,207)	(29,197)	10,824	8,252	5,028
Accretion of redeemable preferred member interest	—	—	—	—	—	—	14,482	13,923	12,613

Net income (loss) attributable to common members	$4,147	$(5,967)	$(33,552)	$(78,930)	$(88,207)	$(29,197)	$(3,658)	$(5,671)	$(7,585)

Balance Sheet Data (at period end):
Cash and cash equivalents			$80,614	$18,066	$10,297	$2,845	$18,409	$513	$148
Property and equipment, net			294,565	245,481	273,402	222,785	179,589	144,902	134,487
Total assets (2)			637,859	569,636	546,582	693,749	585,995	525,225	500,694
Total debt (3)			653,347	777,354	763,342	987,384	930,954	667,805	663,905
Total member’s deficit (4)			(223,312)	(408,236)	(401,329)	(482,946)	(463,050)	(464,692)	(459,157)
Working capital (5)			148,385	6,232	98,429	(46,551)	6,736	(34,565)	(44,643)

Cash Flow Data:
Net cash (used in) provided by operating activities	$(13,748)	$(132)	$18,712	$136,685	$162,970	$(18,175)	$12,442	$37,422	$16,942
Net cash (used in) investing activities	(19,929)	(16,666)	(49,969)	(46,409)	(82,229)	(63,029)	(48,213)	(28,232)	(52,478)
Net cash (used in) provided by financing activities	(133)	4,078	101,574	(75,055)	(73,289)	65,640	53,667	(8,825)	35,539
Capital expenditures	20,185	16,666	50,225	46,409	82,229	63,655	48,213	28,402	53,478
Financial and Other Data:
Adjusted EBITDA (6)	$31,238	$(3,577)	$67,720	$9,233	$19,867	$100,450	$92,929	$80,833	$80,248
Operating Data (pounds in millions):
Total pounds billed - rolled aluminum	242	241	704	754	982	865	852	803	798
Body stock (in pounds)	201	186	576	587	765	650	602	583	558
End stock (in pounds)	40	42	120	126	165	166	194	165	162
Tab stock (in pounds)	1	1	1	4	5	5	16	14	16
Trailer roof coil (in pounds)	—	12	7	33	44	44	36	34	35
Number of employees at period end			1,082	1,311	1,186	1,285	1,303	1,197	1,149

(1)	Restricted Group financial data is a non-GAAP financial measure. A reconciliation between Net (Loss) Income for the Restricted Group and Net (Loss) Income under GAAP is presented below.
(2)	Total assets are defined as total assets of Wise Group and the guarantors, net of investment in subsidiaries and intercompany receivables. For the years ended December 31, 2015 through 2011, certain net unamortized deferred financing costs were reclassified from other assets as previously reported to reductions of the underlying debt, in accordance with changes in accounting standards under generally accepted accounting principles.
(3)	Total debt excludes net unamortized deferred financing costs, and includes amounts under capital leases.
(4)	Total member’s deficit is defined as total member’s deficit of Wise Group, net of equity investment in non-guarantor subsidiaries.
(5)	Working capital is defined as current assets net of current liabilities.
(6)	We present Adjusted EBITDA, a Non-GAAP Financial Measure, as a supplemental measure of our performance. See “Non-GAAP Financial Measure” included elsewhere in this reporting package. The reconciliation of Net (Loss) Income to Adjusted EBITDA for the periods presented is shown below.

Wise Metals Group LLC

Selected Historical Financial Data – Restricted Group (1)

(continued)

Reconciliation of Net (Loss) Income of Restricted Group to Net (Loss) Income under GAAP	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
	2016	2015	2016	2015	2015	2014	2013	2012	2011
Net Income (Loss) – Restricted Group	$4,147	$(5,967)	$(33,552)	$(78,930)	$(88,207)	$(29,197)	$10,824	$8,252	$5,028
Non-guarantor results of operations (7)	—	—	—	(6,306)	(6,306)	(5,379)	(11,744)	(3,989)	3,617

Net Income (Loss)	$4,147	$(5,967)	$(33,552)	$(85,236)	$(94,513)	$(34,576)	$(920)	$4,263	$8,645

(7)	Non-guarantor entities include Wise Recycling LLC, and WAC I LLC from the period December 22, 2014 until their disposition on January 4, 2015.

Reconciliation of Net Income (Loss) to Adjusted EBITDA	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
	2016	2015	2016	2015	2015	2014	2013	2012	2011
Net Income (Loss)	$4,147	$(5,967)	$(33,552)	$(78,930)	$(88,207)	$(29,197)	$10,824	$8,252	$5,028
Adjustments:
Interest expense, net	16,579	16,847	49,184	51,603	67,640	63,929	57,905	54,472	50,807
Depreciation, depletion and amortization	10,199	8,713	29,411	24,513	33,569	28,236	22,579	20,833	23,055
LIFO adjustments (a)	(711)	(30,548)	1,645	(43,920)	(51,693)	32,509	(10,134)	(7,386)	(4,977)
Loss (gain) on derivatives, excluding cash settlements (b)	1,024	3,930	(4,588)	4,181	6,290	1,316	2,158	4,474	6,327
Transaction costs (c)	—	—	—	48,338	48,338	—	—	—	—
Restructuring charges (d)	—	3,448	3,120	3,448	3,930	918	—	—	—
One-time contract amendment costs (e)	—	—	22,500	—	—	—	—	—
Equity-based compensation expense (f)	—	—	—	—	—	1,983	—	—	—
Operating leases reclassified to capital leases (g)	—	—	—	—	—	756	690	188	8
Loss on extinguishment of debt	—	—	—	—	—	—	8,907	—	—

Adjusted EBITDA	$31,238	$(3,577)	$67,720	$9,233	$19,867	$100,450	$92,929	$80,833	$80,248

(a)	We use the LIFO method of accounting to value our manufacturing inventory. Under this method of inventory accounting, inventory is recorded at current costs and then revalued based on the prescribed LIFO method. These changes in LIFO value are non-cash in nature and excluded from our Adjusted EBITDA computation, therefore current costs for inventory sold are included within Adjusted EBITDA.
(b)	Represents net gains and losses on derivative contracts attributable to the accounting requirements to mark such contracts to fair value each accounting period. Cash settlement gains and losses, if any, are excluded from these amounts.
(c)	Represents costs directly related to the Transaction, including the accelerated recognition of $7.5 million of equity-based compensation expense.
(d)	Amounts for 2016 represent severance costs related to a reduction-in-force program. Amounts for 2015 represent shutdown costs for TMC and certain AEM facilities, including impairment of property and equipment, net, and reserves for wages and severance, write-downs to inventories, trade accounts receivables and future operating lease commitments. Amounts for 2014 represent employee severance expense related to reduction-in-force program and related matters.
(e)	Costs associated with contract amendment with a major customer.
(f)	Represents non-cash compensation expense related to the Company’s 2014 equity-based award plan.
(g)	Certain leases previously designated as operating leases were reclassified as capital leases as of September 30, 2014. The Company recorded this adjustment by establishing a capital lease obligation and corresponding capital asset within property and equipment as of September 30, 2014. Accounting for capital leases differs from operating leases in that depreciation and interest expense are recorded under capital leases whereas operating leases result in lease expense recognition, a component of Net (Loss) Income. The adjustment reflects the impacts to Adjusted EBITDA as if the leases had been classified as capital in nature from their inception.

ITEM C:	SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table presents certain of our selected historical consolidated financial data of Wise Group. The summary historical data as of September 30, 2016 and for the three and nine months ended September 30, 2016 and 2015 has been derived from our unaudited interim consolidated financial statements included elsewhere in this reporting package. Operating results for the three months are not necessarily indicative of results for a full fiscal year, or any other periods. The unaudited interim consolidated financial statements include all adjustments, consisting of normal recurring accruals, which we consider necessary for a fair statement of the financial position and of the results of operations for each period presented.

The summary historical data as of and for each of the five years in the period ended December 31, 2015 is derived from Wise Group’s audited consolidated financial statements not included in this reporting package.

This information is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our unaudited interim consolidated financial statements and related notes thereto which are included elsewhere in this reporting package. The unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2015.

Wise Metals Group LLC

Selected Historical Consolidated Financial Data

	Three Months Ended September 30,		Nine Months Ended September 30,		Years Ended December 31,
(In thousands)	2016	2015	2016	2015	2015	2014	2013	2012	2011
Statement of Operations Data:
Net sales	$298,639	$304,759	$837,333	$1,055,106	$1,334,892	$1,380,240	$1,348,017	$1,348,605	$1,524,425
Cost of sales	275,239	287,501	813,844	1,024,475	1,294,312	1,320,416	1,261,671	1,271,949	1,456,731

Gross profit	23,400	17,258	23,489	30,631	40,580	59,824	86,346	76,656	67,694
Operating expenses
Selling, general and administrative expenses	1,784	3,267	6,906	8,051	9,633	28,497	24,670	17,940	14,078
Transaction costs	—	—	—	54,644	54,644	—	—	—	—

Operating income (loss)	21,616	13,991	16,583	(32,064)	(23,697)	31,327	61,676	58,716	53,616
Other expense (income)
Interest expense, net	16,579	16,847	49,184	51,603	67,640	64,017	57,982	54,543	50,893
Loss (gain) on derivative instruments, net	2,299	3,111	2,360	1,569	3,176	1,886	(4,293)	54	(4,180)
Loss on extinguishment of debt	—	—	—	—	—	—	8,907	—	—
Other (income) expense	(1,409)	—	(1,409)	—	—	—	—	(144)	(1,742)

Total other expense	17,469	19,958	50,135	53,172	70,816	65,903	62,596	54,453	44,971

Net income (loss)	4,147	(5,967)	(33,552)	(85,236)	(94,513)	(34,576)	(920)	4,263	8,645
Accretion of redeemable preferred member interest	—	—	—	—	—	—	14,482	13,923	12,613

Net income (loss) attributable to common members	$4,147	$(5,967)	$(33,552)	$(85,236)	$(94,513)	$(34,576)	$(15,402)	$(9,660)	$(3,968)

Balance Sheet Data (at period end):
Cash and cash equivalents			$80,614	$18,066	$10,297	$2,845	$20,332	$1,308	$1,055
Property and equipment, net			294,565	245,481	273,402	229,091	186,080	152,431	142,443
Total assets (1)			637,859	569,636	546,582	693,749	585,995	525,225	527,566
Total debt (2)			653,347	777,354	763,342	987,384	932,024	668,673	665,274
Total member’s deficit (3)			(223,312)	(408,236)	(401,329)	(476,640)	(443,816)	(433,714)	(424,177)
Working capital (4)			148,385	6,232	98,429	(46,551)	21,492	(19,441)	(32,215)

(1)	Total assets are defined as total assets of Wise Group and the guarantors, net of investment in subsidiaries and intercompany receivables. For the years ended December 31, 2015 through 2012, certain net unamortized deferred financing costs were reclassified from other assets, as previously reported, to reductions of the underlying debt, in accordance with changes in accounting standards under GAAP.
(2)	Total debt excludes net unamortized deferred financing costs, and includes amounts under capital leases.
(3)	Total member’s deficit is defined as total members’ deficit of Wise Group, net of equity investment in non-guarantor subsidiaries.
(4)	Working capital is defined as current assets net of current liabilities.

ITEM D:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion in connection with the “Selected Historical Financial Data – Restricted Group” and “Selected Historical Consolidated Financial Data” sections of this reporting package and our unaudited interim consolidated financial statements and notes thereto included elsewhere in this reporting package. The statements in this discussion regarding industry outlook, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the “Cautionary Disclosure Regarding Forward-Looking Statements” section of this reporting package. Our results may differ materially from those contained in or implied by any forward-looking statements.

Overview

Company Background

We are one of the largest producers of beverage can sheet in North America. Beverage can sheet represented 98.9% and 94.2% of our sales for the nine months ended September 30, 2016 and 2015, respectively. Beverage can sheet is aluminum sheet that is specifically designed and engineered for the production of aluminum beverage cans. We own one of only five beverage can sheet manufacturing facilities in North America. Purchasers of beverage can sheet are either can makers or brewers and carbonated soft drink bottlers, who purchase beverage can sheet directly from manufacturers such as us and have it shipped to can makers for the production of the aluminum cans. We believe that brewers and carbonated soft drink bottlers purchase the majority of beverage can sheet in North America. These brewers and bottlers, including our major customers, led by a consortium headed by Anheuser-Busch, Pepsi and Labatt, also purchase beverage can sheet directly from us and direct us to ship the beverage can sheet directly to can makers. We also ship beverage can sheet directly to Rexam, one of the largest can makers in the world. The can makers ship completed cans directly to the bottlers.

Our rolled aluminum products business, which consists of beverage can sheet and trailer roof coil manufacturing (see “Trailer Roof Coil Business” discussion below), is operated predominantly through Wise Alloys, our primary operating subsidiary, with additional support historically provided by TMC and AEM. See “ITEM A: OVERVIEW” discussion above and “TMC and AEM Operations” discussion below regarding changes in TMC and AEM operations.

Trailer Roof Coil Business

On January 6, 2016, the Company’s parent, Wise Intermediate Holdings, entered into a Restrictive Covenant Agreement (“RCA”) with Constellium Rolled Products Ravenswood, LLC (“Ravenswood”), an indirect wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings agreed that for a period of five years, it would not, and would cause its subsidiaries to not, directly or indirectly, engage in any business or activity, which primarily relates to manufacturing, servicing, supporting or selling of trailer roof coil product. As consideration for the covenants and obligations of Wise Intermediate Holdings pursuant to the RCA, Wise Intermediate Holdings received a cash payment of $47.9 million from Ravenswood on January 6, 2016, which amount was determined, in an opinion delivered by an appraisal firm of national standing, to be not materially less favorable to Wise Intermediate Holdings and its subsidiaries than the amount that would have been obtained in a comparable agreement from a counterparty unrelated to Wise Intermediate Holdings and its subsidiaries. On January 7, 2016, Wise Intermediate Holdings contributed the cash payment received from Ravenswood to the capital of the Company.

As previously disclosed in our Annual Financial Reporting Package for the year ended December 31, 2015, annual net sales of trailer roof coil for 2015 were $73.5 million.

TMC and AEM Operations

During the third quarter of 2015, the Company approved a restructuring plan to shut down the operations of both TMC and certain AEM facilities and bring the expertise and functionality historically provided by those operations in-house under Wise Alloys. Additional information about this restructuring plan is included hereafter and in our unaudited interim consolidated financial statements and related notes thereto, which are included elsewhere in this reporting package.

Constellium N.V. Transaction and Capital Contributions

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Intermediate Holdings for $1.4 billion, including the assumption of existing debt (the “Transaction”). Wise Intermediate Holdings is the sole member and manager of Wise Group. Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

In connection with the Transaction, Wise Group incurred transaction costs of $54.6 million during the nine months ended September 30, 2015, comprised of the following (in thousands):

Transaction Costs
Cash
Change of control - employment	$30,154
Other	648

30,802

Non-cash
Change of control - contract	10,000
Equity compensation	7,536
Loss on distribution of WAC I LLC	6,306

23,842

Total	$54,644

Effective with the Transaction closing, an indirect wholly-owned subsidiary of Constellium N.V. contributed $102.7 million of equity to Wise Group via Wise Intermediate Holdings, comprised of cash totaling $92.7 million and payments made on behalf of Wise Group totaling $10.0 million. Through the remainder of 2015, an indirect wholly-owned subsidiary of Constellium N.V. made additional cash equity contributions to Wise Group via Wise Intermediate Holdings totaling $61.1 million.

In addition to the trailer roof coil business noted above, an indirect wholly-owned subsidiary of Constellium N.V. made additional cash equity contributions to Wise Group via Wise Intermediate Holdings totaling $50.0 million during the nine months ended September 30, 2016.

In connection with the issuance by Constellium N.V. of $425 million aggregate principal amount of its 7.875% Senior Secured Notes due 2021, which was completed on March 30, 2016, the Company received on April 6, 2016 a cash equity contribution of $113.7 million from an indirect wholly-owned subsidiary of Constellium N.V., via Wise Intermediate Holdings.

The aggregate cash equity contributions as detailed above, including the cash received for the trailer coil roof business, totaled $211.6 million for the nine months ended September 30, 2016.

WAC I LLC Distribution

Immediately prior to and in contemplation of the Transaction, Wise Group transferred its member interest in WAC I LLC (an entity formed in 2014 for the sole purpose of holding certain transportation assets of the Company) to an indirect principal owner of Wise Intermediate Holdings. The transfer resulted in a loss of $6.3 million during the nine months ended September 30, 2015, and there was no other activity in 2015 prior to the distribution. The results of operations for WAC I LLC are included in the accompanying unaudited interim consolidated financial statements for the periods prior to its distribution.

Wise Recycling Distribution

On July 1, 2014, Wise Group distributed its ownership interest in Wise Recycling LLC, a Delaware limited liability company (“Wise Recycling”) to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Group with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Group. The results of operations for Wise Recycling are included in the accompanying financial statements for the periods prior to its distribution.

Key Factors Affecting Our Performance

Consolidated and Restricted Group results of operations and financial performance are influenced by a variety of factors, primarily: (i) general economic and industry conditions affecting demand, and consumer demand and preferences; (ii) our ability to manage metal prices and costs; and (iii) our management of fixed costs and production capacity.

General economic and industry conditions affecting demand, and consumer demand and preferences

Beverages packaged in aluminum cans are consumer staples and annually consist of approximately one-third alcoholic beverages and two-thirds non-alcoholic beverages. Beverage can sheet demand is influenced by end-market retail strategies and consumer sentiment and, while 2016 trending indicator measurements are not yet available, U.S. soda consumption was under pressure in 2015. The beverage can sheet industry also faces competition from non-aluminum sources of packaging such as glass and HDPE and PET packaging producers. However, the recyclability of aluminum remains superior to that of other sources of non-aluminum packaging, and increasing consumer focus on resource conservation reduces the impact of competition we face from certain alternative packaging sources. In 2015, aluminum beverage can consumption declined a combined 0.1%, based upon a 1.7% decline in aluminum cans used for non-alcoholic beverages, partially offset by an increase of 2.3% of aluminum cans used for alcoholic beverages.

There also is rising demand in the rolled aluminum products industry for automotive sheet, as automakers move toward replacing steel with aluminum in vehicle production in an effort to comply with the Corporate Average Fuel Economy (“CAFE”) standards. Under the CAFE standards, light vehicles sold in the United States will have to increase fuel efficiency by approximately 50% by 2025. One way to achieve these standards is by reducing the weight of vehicles through the substitution of steel with aluminum. JAS Consulting estimates that approximately 700 million pounds, or 15.6%, of current aluminum beverage can sheet capacity in North America will be converted to automotive sheet applications by 2019. Some of our beverage can sheet competitors, such as Novelis Inc. and Alcoa Inc., made significant investments to convert some of their can sheet and other rolled aluminum production capacity into automotive finishing lines. We expect that this may contribute to an industry-wide decrease in beverage can sheet production capacity, from which we may benefit in respect of future contract terms with customers on a long-term basis.

We intend to maximize the utilization of our hot mill to meet demand for rolled aluminum products and achieve the best margins possible, which may occur through increased production of either or both beverage can sheet or automotive sheet.

Our ability to manage metal prices and costs

The price at which our customers purchase beverage can sheet from us is comprised of two component parts: (i) the aluminum price; and (ii) the conversion price. The price our customers pay us for aluminum is based on the average Mid-West Transaction Price (“MWTP”), which includes both the London Metal Exchange, or “LME” component and the “Premium” component for aluminum on a per pound basis. We attempt to pass through our cost of aluminum directly to our customers. However, due to the timing of procurement arrangements, specifications of customer orders and customer contract provisions, we are not always able to fully pass through our costs. In those circumstances where there is a difference between the price we pay for aluminum and the MWTP we charge our customers, we typically enter into hedges to mitigate risk resulting from these price differences, although we are not able to fully mitigate this risk.

As part of our strategy to manage the risks associated with fluctuations in the MWTP, during January 2016, we agreed to amend certain terms in the sales contracts we have with one of our major customers, including an improvement in the contract terms for establishing the timing of the measurement of the MWTP component of sales prices and eliminating the customer’s early payment discount, among many other changes. These amended terms took effect from January 1, 2016, and resulted in a new obligation for us to pay the customer $22.5 million, which was recognized as a reduction to Net sales in our unaudited interim consolidated statements of operations and comprehensive income (loss) for the nine months ended September 30, 2016.

We transitioned the execution of substantially all of our hedging activities to Constellium Switzerland AG, a wholly-owned subsidiary of Constellium N.V. during 2015 and as a result, all of our derivative instruments are administered through Constellium N.V.’s global hedging program.

As of September 30, 2016, we had 66.0 million pounds out of 138.8 million pounds of inventory on-hand subject to hedging arrangements. We are unable to fully hedge economically our exposure related to changes in the Premium component of the MWTP, as an efficient financial market does not exist.

Our purchase price for aluminum includes a component for each of LME and Premium. The time between when we buy aluminum and when we complete production and sell to our customers is approximately two months. With regard to the LME component of our costs, we are generally able to mitigate this timing risk through contract pricing terms or effective financial hedges. However, to the extent that throughout 2015, not all of our sales contracts with customers provide for pricing terms that substantially align the MWTP we pay at the time we purchase metal with the MWTP included in the sales price at the time of sale, we have in the past been exposed to fluctuations in metal prices. During 2015 and early 2016, we worked with our customers to address this issue and believe that we have substantially reduced, but not totally eliminated, our exposure to future fluctuations in the Premium rate. Throughout 2015, neither our customer contracts nor the financial markets allowed us to effectively mitigate the entire Premium exposure, thus we were generally exposed to changes in Premium rates between the time we purchase the metal and the time we sell our products to our customers. Under these conditions, should they continue with certain customers or re-occur, in times of rapidly changing Premium rates, our financial results would be subject to volatility. In periods of rising Premiums, our earnings would benefit from these timing differences, while in periods of declining Premiums the opposite is true. The table below illustrates the differences in the Premium rate in the first nine months of 2016 and 2015:

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep
(Premium $ per Pound)
Calendar Year 2016	$0.09	$0.09	$0.08	$0.08	$0.08	$0.08	$0.07	$0.06	$0.06
Calendar Year 2015	$0.24	$0.23	$0.20	$0.17	$0.11	$0.08	$0.08	$0.08	$0.07

In addition to market-driven metal prices, our results of operations are also influenced by the percentage mix of the various types of raw materials consumed to produce our finished goods. If we consume a disproportionally higher percentage of higher-cost raw materials or if we use a disproportionally higher percentage of higher-cost third-party-purchased rolling slab, our margins are negatively impacted. We generally attempt to maintain a high level of used beverage can (“UBC”) consumption, as UBCs represent one of our lower-cost raw materials. In May 2016, our major provider of UBC materials notified Wise Alloys of its intent to terminate the UBC supply agreement between the two parties effective October 31, 2016. On September 19, 2016, Wise Alloys reached agreement with Constellium Metal Procurement LLC (“CMP”), an indirect wholly-owned subsidiary of Constellium N.V, to continue to source and recycle UBCs in the future. This agreement was executed concurrent with the termination of the UBC supply agreement with the present provider. In addition, Wise Alloys, CMP, and our provider have agreed to coordinate with each other through the end of November 2016 to ensure a smooth and efficient transition of UBC procurement from the provider to CMP and avoid any UBC supply interruptions to our operations. The new supply agreement between Wise Alloys and CMP was deemed, in an opinion delivered by an appraisal firm of national standing, to be not materially less favorable to Wise Intermediate Holdings and its subsidiaries than the terms that would have been obtained in a comparable agreement from a counterparty unrelated to Wise Intermediate Holdings and its subsidiaries. Additionally, we have transitioned the hedging program on UBC purchases, which was previously managed by our major provider, into our operations. This transition will allow the Company to effectively manage metal costs around raw materials as orders are placed for UBCs. As of September 30, 2016, we had approximately 97.0 million pounds of procured and pre-ordered UBCs subject to hedging arrangements.

Our management of fixed costs and production capacity

The conversion price is a fee that we charge per pound for converting primary or scrap aluminum into beverage can sheet and varies based on: (i) the product we are processing; for example, body stock, end stock or tab stock; and (ii) the specifications of customer orders. While the aluminum price paid by a customer varies depending on the MWTP for aluminum at a given time during the term of the contract, the conversion price is fixed, subject to adjustments to maintain the pass through of certain costs, throughout the term of the contract.

In addition to aluminum, we also pass through the changes in certain other production costs to our customers, including natural gas, electricity, aluminum coating and magnesium. Additionally, the majority of our customers pay the cost of all freight under our contracts. Because a significant portion of our variable costs are passed through to our customers, generally our margins are most directly affected by our management of fixed costs and our production capacity. In some previous periods, our margins have been most significantly impacted by the abnormal market conditions for metal, as described above.

We seek to manage our fixed costs in order to maintain and increase our margins. These include costs associated with running and maintaining our mills, including maintenance, labor, natural gas and a significant portion of our electricity. To the extent we are able to reduce our fixed costs, we would expect the margins that we generate to increase. We regularly evaluate opportunities to reduce our fixed costs with respect to our manufacturing processes, operations and administrative costs and have implemented a number of cost-cutting initiatives in the past few years. These include a more effective utilization of maintenance staff and bringing our reclamation facility, Element 13, online. As a result, we were able to bring UBC processing in-house and discontinue outsourcing, resulting in a significant cost reduction. We also successfully implemented an SAP ERP system during 2014 and continue to leverage the benefits we can gain from improvements in operational and financial information.

Our fixed costs remain substantially the same regardless of the volumes we produce. As a result, implementing strategies to maximize our production capacity allows us to generate more rolled aluminum product output without a commensurate increase in our fixed costs. Accordingly, we seek to maximize our capacity in two ways. First, we undertake upgrade and expansion projects, such as the recently completed cold mill renovation discussed below, that allows us to increase our rolled aluminum product output on an absolute basis. Our recent and ongoing upgrade and expansion projects are generally expected to improve efficiency and increase capacity. Secondly, we look for opportunities to improve our processes through operating and manufacturing efficiencies and thereby increase our production capacity. Such efforts not only enhance our ability to realize our facility’s full production capacity, but also allow us to reduce our fixed costs on a unit of production basis.

Traditionally, our cold-rolling infrastructure has been the constraining factor in our rolled aluminum production capacity. We have renovated an existing two-stand cold mill at our Muscle Shoals, Alabama, facility into a three-stand cold mill and commenced production on the third stand during the first quarter of 2015. This renovation provided us with additional cold-rolling capacity to align more closely with the capacity of our hot-rolling operations, enabling us to maximize our rolled aluminum product output. We currently have an estimated 1.2 billion pounds of annual aluminum sheet production capacity, based on our current product mix and specifications. We believe this additional cold mill capacity allows us to maximize utilization of our hot mill to meet demand for beverage can sheet and the growing automotive sheet market.

Components of Operating Results

Net sales. We recognize revenue when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts and allowances, including customer-specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience. Costs associated with one-time contract amendments with customers that cannot be attributed to specific future benefits, such as committed volumes and periods of time, or that relate to prior periods, are recognized as a reduction to revenue in the period in which they are paid. During January 2016, the Company agreed to amend certain terms in its sales contracts with one of its major customers, with such changes taking effect from January 1, 2016, and resulting in a new obligation to pay the customer $22.5 million, which is included as a reduction to Net sales in the consolidated statements of operations for the nine months ended September 30, 2016.

Cost of sales. Labor, raw materials, plant maintenance costs, depreciation, depletion expense and shipping and handling costs represent the primary components of our cost of sales. Natural gas, electricity, aluminum coating and magnesium also are necessary for the production of our rolled aluminum products. Our purchase contracts for aluminum are based on the market price for UBCs or primary aluminum, as applicable. Although we ultimately are paid for these raw materials by our customers, an increase or decrease in any of these components between the prices we pay for these materials under our purchase contracts and the prices we charge our customers under sales contracts that are not effectively hedged, impacts our cost of sales and likewise affects net sales in a corresponding amount. We also include restructuring charges related to costs normally associated with manufacturing or plant operations in cost of sales.

Selling, general and administrative expenses (SG&A). Selling, general and administrative expenses consist primarily of employment costs, legal and professional service fees and various other administrative costs.

Transaction costs. The Company incurred one-time cash and non-cash transaction costs during the nine months ended September 30, 2015, comprised primarily of expenses associated with change of control employment and contract provisions, equity compensation and losses on the distribution of the member interest of WAC I LLC (an unrestricted entity prior to its transfer). No such Transaction Costs were incurred during the nine months ended September 30, 2016.

Interest expense, net. Interest expense, net includes interest associated with interest bearing debt and capital leases, amortization of deferred financing costs, accretion of debt discount, fees associated with unused commitment amounts, and factoring discount fees and interest charges. Interest expense, net excludes the amount of interest costs incurred to finance the long-term construction projects, which costs are capitalized as a component of property and equipment.

Loss (gain) on derivative instruments, net. We use various derivative instruments to manage the risks arising from fluctuations in aluminum and energy prices. We recognize all derivative instruments as either assets or liabilities on the balance sheet at fair value. Our derivatives do not qualify for hedge accounting treatment and are not designated as cash flow hedges and, accordingly, are adjusted to fair value each reporting period, with corresponding gains and losses recognized in the consolidated statements of operations and comprehensive income (loss).

Income taxes. Effective with the Transaction, Wise Group is treated as a disregarded entity for U.S. tax purposes. The Company is treated similar to a division of the ultimate tax paying parent company and does not file a separate tax return. The Company has elected not to provide for income taxes in its consolidated financial statements as the ultimate tax paying entity will include its share of the taxable results of operations of the Company on its tax return. The Company made this election based on the needs of the bondholders and lenders, who are the primary users of the financial statements. There are no requirements in the Company’s debt agreements to present income taxes as if the Company was a tax paying entity, and the Company believes that providing tax information would not additionally benefit the financial statement users.

This treatment is consistent with the financial statement presentation prior to the Transaction. In prior years, Wise Group was taxed as a partnership under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations were included in the taxable income of the individual members. As a result, no provisions for federal or state income taxes were included in the consolidated financial statements.

Operating Results

Three months ended September 30, 2016 compared to the three months ended September 30, 2015

The following discussion includes financial data of the Restricted Group relating only to the three months ended September 30, 2016 and 2015. Restricted Group financial data is a non-GAAP financial measure. See Selected Historical Financial Data – Restricted Group for a reconciliation between Net Income (Loss) for the Restricted Group and Net Income (Loss) as presented under generally accepted accounting principles.

Net sales. Consolidated and Restricted Group net sales decreased $6.2 million, or 2.0%, to $298.6 million for the three months ended September 30, 2016 from $304.8 million for the three months ended September 30, 2015. The decrease was primarily attributable to the impacts of changes in certain pricing and unfavorable product and customer mix.

Total shipments increased modestly from 241.2 million pounds for the third quarter of 2015 to 241.9 million pounds for the third quarter of 2016.

Cost of sales. Consolidated and Restricted Group cost of sales decreased 4.3% from $287.5 million for the three months ended September 30, 2015 to $275.2 million for the three months ended September 30, 2016, primarily as a result of lower costs related to our body-in-white initiative and lower metal costs in 2016. LIFO adjustments reduced cost of sales by $0.7 million and $30.5 million for the three months ended September 30, 2016 and 2015, respectively.

Gross profit. Consolidated and Restricted Group gross profit increased by 35.3% from $17.3 million for the three months ended September 30, 2015 to $23.4 million for the three months ended September 30, 2016. After giving effect to the LIFO inventory adjustments in both periods and restructuring charges of $3.4 million in 2015, gross profit would have increased by $32.6 million from a loss of $9.9 million for the third quarter of 2015 to a profit of $22.7 million for the third quarter of 2016.

Consolidated and Restricted Group gross margin increased from 5.7% for the three months ended September 30, 2015 to 7.8% for the three months ended September 30, 2016. After giving effect to the LIFO inventory adjustments in both periods and restructuring charges in 2015, gross margin would have been a positive 7.6% and a negative 3.2% for the three month periods ended September 30, 2016 and 2015, respectively.

Selling, general and administrative expenses (SG&A). Consolidated and Restricted Group SG&A was $1.8 million and $3.3 million for the three months ended September 30, 2016 and 2015, respectively, a decrease of 45.5% year-over-year. The period-over-period decrease reflects the continued progress made in controlling costs under our new management structure subsequent to the Transaction.

Interest expense, net. Consolidated and Restricted Group interest expense, net, including amortization of deferred financing costs, decreased by 1.2% from $16.8 million for the three months ended September 30, 2015 to $16.6 million for the three months ended September 30, 2016. Interest expense is net of capitalized interest of $1.1 million for the three months ended September 30, 2016 and none for the three months ended September 30, 2015. The remaining decrease reflects lower borrowings against the ABL Facility and other loans during the third quarter of 2016, which resulted in less debt-related interest expense. An increase in factoring fees and discounts during the third quarter of 2016 partially offset the declines in interest expense noted above.

Loss (gain) on derivative instruments, net. Consolidated and Restricted Group losses on derivative instruments were $2.3 million and $3.1 million for the three months ended September 30, 2016 and 2015, respectively.

Nine months ended September 30, 2016 compared to the nine months ended September 30, 2015

The following discussion includes financial data of the Restricted Group relating only to the nine months ended September 30, 2016 and 2015. Restricted Group financial data is a non-GAAP financial measure. See Selected Historical Financial Data – Restricted Group for a reconciliation between Net Income (Loss) for the Restricted Group and Net Income (Loss) as presented under generally accepted accounting principles.

Net sales. Consolidated and Restricted Group net sales decreased 20.6% from $1,055.1 million for the nine months ended September 30, 2015 to $837.3 million for the nine months ended September 30, 2016. The decrease is primarily attributable to: (i) lower metal prices; (ii) lower shipments; and (iii) the impacts of changes in certain pricing, as well as unfavorable product and customer mix. In addition, one of our competitors experienced an unplanned mill outage resulting in capacity shortfall during the first quarter of 2015. We were able to supplement their capacity shortfall and shipped an incremental 32.1 million pounds during the nine months ended September 30, 2015 to meet our mutual customers’ requirements. Also, during the nine months ended September 30, 2016, we recognized costs of $22.5 million associated with a one-time contract amendment with a major customer as a reduction to net sales.

Total shipments decreased by 6.7% from 754.2 million pounds for the nine months ended September 30, 2015 to 704.0 million pounds for the nine months ended September 30, 2016, attributable primarily to the additional (and non-recurring) shipments we were able to make in 2015 to fulfill our competitor’s shortfall as discussed above. Total shipments, excluding the impact of the additional shipments in 2015, were 722.1 million pounds in the first nine months of 2015, resulting in a decline of 2.5% year-over-year.

Cost of sales. Consolidated and Restricted Group cost of sales decreased 20.6% from $1,024.5 million for the nine months ended September 30, 2015 to $813.8 million for the nine months ended September 30, 2016, primarily due to lower metal costs, lower shipments, and lower costs associated with the body-

in-white and integration initiatives that commenced in 2015. In addition, the Company recognized $0.6 million and $3.4 million in restructuring costs for the nine months ended September 30, 2016 and 2015, respectively. LIFO adjustments reduced $43.9 million from cost of sales for the nine months ended September 30, 2015, whereas LIFO adjustments increased cost of sales by $1.6 million for the nine months ended September 30, 2016, a net change of $45.5 million.

Gross profit. Consolidated and Restricted Group gross profit decreased to $23.5 million during the nine months ended September 30, 2016 from $30.6 million in the prior year comparable period. After giving effect to the LIFO inventory adjustments and restructuring charges in both periods and the one-time contract amendment costs in 2016, gross profit would have been $48.2 million for the nine months ended September 30, 2016 compared to a loss of $9.9 million for the first nine months of 2015.

Consolidated and Restricted Group gross margin remained relatively flat at 2.8% for the nine months ended September 30, 2016 compared to 2.9% for the nine months ended September 30, 2015. After giving effect to the LIFO inventory adjustments and restructuring charges in both periods and the one-time contract amendment costs in 2016 as discussed above, gross margin would have been a positive 5.8% and a negative 0.9% for the nine month periods ended September 30, 2016 and 2015, respectively.

Selling, general and administrative expenses (SG&A). Consolidated and Restricted Group SG&A decreased 14.8% to $6.9 million for the nine months ended September 30, 2016 from $8.1 million for the nine months ended September 30, 2015. Additionally, restructuring charges of $2.5 million were incurred during the first nine months of 2016. Excluding the restructuring charges, comparable SG&A expenses would have been $4.4 million for the nine months ended September 30, 2016, representing a 45.7% decrease compared to the first nine months of 2015. This decline reflects the continued progress we made in controlling costs under our new management structure subsequent to the Transaction.

Transaction costs. Consolidated transaction costs totaled $54.6 million for the nine months ended September 30, 2015 only.

Restricted Group transaction costs totaled $48.3 million for the nine months ended September 30, 2015 only, with the difference of $6.3 million attributable to non-cash transaction costs associated with the distribution of the member interest of WAC I LLC (an unrestricted entity prior to its transfer).

Interest expense, net. Consolidated and Restricted Group interest expense, net, including amortization of deferred financing costs, decreased 4.7% from $51.6 million for the first nine months of 2015 to $49.2 million for the first nine months of 2016. Interest expense is net of capitalized interest of $2.9 million and $0.9 million for the nine months ended September 30, 2016 and 2015, respectively. The remaining decrease primarily reflects a $1.0 million write-off of deferred financing costs related to the amendments to the Company’s ABL Facility in 2015, as well as lower borrowings against the ABL Facility and other loans during the nine months ended September 30, 2016. An increase in factoring fees and discounts during the first nine months of 2016 partially offset the declines in interest expense noted above.

Loss (gain) on derivative instruments, net. Consolidated and Restricted Group losses on derivative instruments were $2.4 million and $1.6 million for the nine months ended September 30, 2016 and 2015, respectively.

Liquidity and Capital Resources

Our principal sources of cash to fund operations are cash on-hand, net cash provided by operating activities, factoring of trade receivables, borrowing availability under our Secured and Revolving Credit Facility (“ABL Facility”), and cash equity contributions from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings.

We anticipate that our primary liquidity needs will be for working capital, capital expenditures and debt service.

In the ordinary course of our business, we require significant liquidity to fund our working capital needs, given the varying differences between the time we pay our suppliers for raw materials and the time we recover such costs through payments by our customers, to the extent that customer invoices are not sold under factoring arrangements. Our borrowing capacity under the ABL Facility fluctuates with our eligible accounts receivable and inventory balances. The sales of eligible customer invoices under our factoring arrangements accelerates cash collections and improves our liquidity. Decreases in eligible accounts receivable resulting from sales of customer invoices lower our borrowing capacity under the ABL Facility. In respect of inventory, if the cost of aluminum or other raw materials or demand for our products increases significantly, we will need additional liquidity to buy and hold such materials through the production cycle until the related costs are passed through to our customers. However, in times of rising aluminum prices and/or volumes on-hand, our borrowing capacity with respect to eligible inventory increases under the ABL Facility.

Our capital expenditures fall into two categories: (i) maintenance expenditures, which are comprised of items that maintain or sustain our existing production levels, such as spare parts and work rolls, furnace and melter rebuilds; and (ii) growth expenditures, which are incremental to the output of our facilities and primarily consist of expansion and equipment upgrade projects. For the nine months ended September 30, 2016, our capital expenditures totaled approximately $50.2 million, of which $15.7 million were maintenance expenditures and $34.5 million were growth expenditures, including $31.4 million related to our body-in-white initiative.

Our debt service requirements are described further below and in the notes to our unaudited interim consolidated financial statements included elsewhere in this reporting package.

For the nine months ended September 30, 2016, the Company received aggregate cash equity contributions of $211.6 million from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings as discussed in more detail below.

We received cash equity contributions totaling $163.7 million from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings during the nine months ended September 30, 2016, $113.7 million of which was received in April 2016 in connection with the March 2016 issuance by Constellium N.V. of $425 million aggregate principal amount of its 7.875% Senior Secured Notes due 2021. Neither Constellium N.V. nor its subsidiaries are obligated to directly or indirectly fund cash equity contributions to the Company, and the future unavailability of such funding could have an adverse impact on our liquidity.

We also received a cash equity contribution of $47.9 million during the nine months ended September 30, 2016 directly from Wise Intermediate Holdings, which were the proceeds received by Wise Intermediate Holdings from executing the Restrictive Covenant Agreement in the first quarter of 2016, as described in “Note 4. Capital Contributions” to our unaudited interim consolidated financial statements included elsewhere in this reporting package.

We believe that our cash on-hand, net cash provided by operating activities (which includes the impact of factoring), borrowing availability under our ABL Facility and remaining funds available under an advance agreement with Rexam, combined with equity contributions, will be sufficient to enable us to meet our liquidity requirements in the foreseeable future. Although we believe we have sufficient liquidity under our current ABL Facility to run our business under challenging or volatile market conditions, there can be no assurance that such funds would be available or sufficient, and, in such a case, we may not be able to successfully obtain additional financing on favorable terms, or at all.

Senior Secured Notes

The Senior Secured Notes were issued on December 11, 2013 at par, mature on December 15, 2018 and bear interest at 8.75%, payable semi-annually in arrears on June 15 and December 15 of each year.

ABL Facility

Our ABL Facility, as amended, provides for a borrowing capacity of $200.0 million and matures on September 14, 2018. Interest rates under the ABL Facility are based, at the Company’s election, on either the LIBOR rate or a base rate, plus a spread ranging from 0.75% to 1.25% for base rate loans or 1.75% to 2.25% for LIBOR rate loans, in each case based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The Company also incurs a fee of 0.375% of the average unused commitment amount under the ABL Facility.

As of September 30, 2016, the Company had $0.2 million of outstanding cash borrowings and $2.5 million in outstanding letters of credit against the ABL Facility. Our ability to borrow the full available amount of the ABL Facility is limited as determined based on a borrowing base formula, which relates to the collateral value of trade receivables (not including invoices sold and derecognized under our factoring arrangements) and inventory (on a basis approximating the lower of current cost as measured on a FIFO basis or net realizable value). This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Additional availability as of September 30, 2016 was $113.0 million.

As of September 30, 2016, we were in compliance with all of the covenants related to the ABL Facility. Under the ABL Facility, our most restrictive springing covenant outstanding is a fixed charge coverage ratio. Evaluation of compliance with the fixed charge coverage ratio covenant is only required if our excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20.0 million. Our excess availability as of September 30, 2016 was above 10% of the aggregate borrowing base and was greater than $20.0 million, and, as such, we were not required to comply with the fixed charge coverage ratio covenant.

Our failure to comply with the covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations, including our ability to manage and operate our business and prevent us from capitalizing on business opportunities and taking some corporate actions.

Our ABL Facility is fully and unconditionally guaranteed by Wise Group, TMC and AEM, as well as Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Hitachi Factoring Facility

On March 16, 2016, Wise Alloys LLC and Wise Alloys Funding II LLC entered into a Receivables Purchase Agreement (the “Hitachi Factoring Facility”) with Hitachi Capital America Corp. (the “Purchaser”) and Greensill Capital, Inc., as purchaser agent, providing for the non-recourse sale of certain customer specific accounts receivable owed to us.

In June 2016, the parties to the Hitachi Factoring Facility agreed to amend the receivables purchase agreement primarily to increase the maximum outstanding capacity allowed. Upon execution of the amendment, the Hitachi Factoring Facility provides for a maximum outstanding capacity of $250.0 million. The Hitachi Factoring Facility has an original term through March 15, 2017. Under the terms of the Hitachi Factoring Facility, the sales amount of the receivables is discounted by an amount based on LIBOR plus a spread ranging from 2.00% to 2.50%, depending on the credit rating of our customer. As of September 30, 2016, the spread was 2.00%.

We pay the Purchaser a quarterly commitment fee equal to 1.00% (per annum) of the total facility amount, plus $5,000 (five thousand dollars).

Upon the first sale of receivables during March of 2016, we paid a one-time fee of $250,000, and we received an annual servicing fee of $20,000.

The Hitachi Factoring Facility provides for a number of termination events, the occurrence of which permits the Purchaser to terminate its obligation to purchase receivables under the Hitachi Factoring Facility. One of the termination events is the downgrade of Constellium N.V.’s corporate credit rating below a certain threshold. As of September 30, 2016, no termination events had occurred, and we were in compliance with all of the covenants related to the Hitachi Factoring Facility. Certain of our performance obligations under the Hitachi Factoring Facility are guaranteed by Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Our failure to comply with the covenants could result in an event of default, which, if not cured or waived, could have a material adverse effect on our business, financial condition and results of operations, including our ability to manage and operate our business and prevent us from capitalizing on business opportunities and taking some corporate actions.

Cash flows for the nine months ended September 30, 2016 compared to the nine months ended September 30, 2015

Operating Activities. Consolidated and Restricted Group net cash provided by operating activities was $18.7 million for the nine months ended September 30, 2016, compared to $136.7 million of net cash provided by operating activities for the nine months ended September 30, 2015, a decrease in net operating cash of $118.0 million.

Inventories declined by $94.5 million during the nine months ended September 30, 2015, as the Company was intentionally managing inventory levels lower from levels established by the previous owner as of December 31, 2014. By comparison, inventory levels declined by $9.5 million during the nine months ended September 30, 2016, for a difference of $85.0 million in cash impact. Cash provided by accounts receivable decreased by $118.6 million during the first nine months of 2016 compared to the prior-year period primarily due to lower comparable sales. In addition, the Company factored a substantial amount of its receivables during the first nine months of 2016. This increased factoring activity contributed to lower levels of accounts receivable and, subsequently, lower cash provided by accounts receivable year-over-year. Non-cash transaction costs in 2015 represented an aggregate period-over-period decrease of $23.8 million in cash flows from operating activities.

The decreases in cash flows from operating activities described above were partially offset by: (i) $51.6 million of lower net loss in 2016 as compared to 2015; (ii) the effects of the differences between the periods in the adjustments for LIFO totaling $45.5 million; and (iii) changes within accounts payable totaling $19.0 million.

For the nine months ended September 30, 2015, the Company incurred Transaction costs totaling $54.6 million, (the Restricted Group’s portion was $48.3 million) of which $30.8 million was settled in cash and included in net cash provided by operating activities.

Investing Activities. Consolidated and Restricted Group net cash used in investing activities was $50.0 million for the nine months ended September 30, 2016, compared with $46.4 million for the nine months ended September 30, 2015, representing an increase in capital spending of $3.8 million offset by $0.3 million in proceeds from the sale of certain equipment.

Financing Activities. Consolidated and Restricted Group net cash provided by financing activities was $101.6 million for the nine months ended September 30, 2016, compared with cash used in financing activities of $75.1 million for the nine months ended September 30, 2015, an increase of cash flow of $176.6 million. The increase resulted primarily from lower payments on the ABL Facility balance of $98.3 million in 2016 compared to the prior-year period. In addition, the Company received $75.5 million more in cash equity contributions, which equaled $211.6 million and $136.1 million during the nine months ended September 30, 2016 and 2015, respectively.

We significantly reduced the outstanding balance on our ABL Facility and increased our balance of cash and cash equivalents on-hand through cash equity contributions received in 2016.

Critical Accounting Policies and Estimates

Our significant accounting policies are described in “Note 2. Summary of Significant Accounting Policies” to our unaudited interim consolidated financial statements included elsewhere in this reporting package. The preparation of consolidated financial statements in accordance with GAAP, requires management to make significant judgments and estimates. Some accounting policies have significant impact on the amounts reported in our consolidated financial statements. Our financial position and results of operations may be materially different when reported under different conditions or when using different assumptions in the application of such policies. In the event estimates or assumptions prove to be different from actual amounts, adjustments are made in subsequent periods to reflect more current information. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition

Revenue is recognized when both title and risk of loss pass to customers, in accordance with contract terms. Sales are recorded net of provisions for returns, discounts, and allowances including customer specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale, based primarily on historical experience.

We evaluate significant amendments to customer sales contracts under applicable U.S. GAAP guidance to determine the proper accounting treatment to apply, based upon the facts and circumstances present in the associated amendment, on a case by case basis.

Costs associated with one-time contract amendments with customers that cannot be attributed to specific future benefits, such as committed volumes and periods of time, or that relate to prior periods, are recognized as a reduction to revenue in the period in which they are paid. An amendment was reached with a customer during January 2016, which qualified for such accounting treatment.

Allowance for Doubtful Accounts

Our ability to collect outstanding receivables from our customers is critical to our operating performance and cash flows. Typically, our customer agreements require monthly payments, mitigating the risk of non-collection. We record an allowance for uncollectible accounts, based on our ongoing monitoring of our customers’ credit and on the aging of the receivables, combined with evaluation of historical collection experience. If the financial condition of our three largest customers were to deteriorate, resulting in an impairment of their ability to make payments, the recorded allowance for doubtful accounts would not be sufficient.

Inventory Valuation and Reserves

Manufacturing inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) method of accounting. Supplies inventory is valued on an average cost basis, with periodic evaluation of diminished utility through a depletion and obsolescence reserve. Certain items in inventory may be considered impaired, obsolete or in excess quantities, and as such, we may establish an allowance to reduce the carrying value of these items to their net realizable value. Based on certain assumptions and judgments made from the information available at that time, we determine the amounts of these inventory allowances. If these estimates and related assumptions or the market changes, we may be required to record additional reserves.

Derivatives and Hedging Activity

We have entered into long-term agreements to supply beverage can stock to our largest customers. To reduce the risk of changing prices for purchases and sales of aluminum, including firm commitments under these supply agreements, as well as to manage volatile natural gas prices, we use commodity futures and option contracts.

We recognize all derivative instruments as either assets or liabilities on the consolidated balance sheet at fair value. Our derivatives do not qualify for hedge accounting treatment and are not designated as cash flow hedges and accordingly, are adjusted to fair value each reporting period with corresponding gains and losses recognized in the consolidated statements of operations and comprehensive income (loss).

Long Lived Assets

We evaluate long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. Triggering events include a significant change in the extent or manner in which long-lived assets are being used or in their physical condition, in legal factors, or in the business climate that could affect the value of the long-lived assets. The interpretation of such events requires judgment from management as to whether such an event has occurred. When factors indicate that an asset should be evaluated for possible impairment, we review long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in earnings to the extent that the carrying value exceeds fair value. The fair value is based on discounted estimated cash flows from the future use of the assets.

Income Taxes

Effective with the Transaction, Wise Group is treated as a disregarded entity for U.S. tax purposes. The Company is treated similar to a division of the ultimate tax paying parent company and does not file a separate tax return. The Company has elected not to provide for income taxes in its consolidated financial statements, as the ultimate tax paying entity will include its share of the taxable results of operations of the Company on its tax return. The Company made this election based on the needs of the bondholders and lenders, who are the primary users of the financial statements. There are no requirements in the Company’s debt agreements to present income taxes, as if the Company was a tax paying entity, and the Company believes that providing tax information would not additionally benefit the financial statement users.

This treatment is consistent with the financial statement presentation prior to the Transaction. In prior years, Wise Group was taxed as a partnership under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations were included in the taxable income of the individual members. As a result, no provisions for federal or state income taxes were included in the consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

We attempt to pass through the cost of aluminum directly to our customers. In circumstances where, due to the timing of procurement arrangements or specifications of customer contracts and orders, there is a difference between the price we pay for aluminum and the amounts we charge our customers for metal, we typically enter into hedges to mitigate risk resulting from these price differences. We are not able to fully hedge all of our exposure to fluctuating metal prices, especially that related to the Mid-West Premium component of our costs as discussed above. As of September 30, 2016, we had forward purchase contracts with respect to 66.0 million pounds of LME aluminum outstanding. In addition, we had forward purchase contracts for 4.9 million MMBtu of natural gas.

We transitioned the execution of substantially all of our hedging activity to Constellium Switzerland AG, an indirect wholly-owned subsidiary of Constellium N.V. during 2015. As of September 30, 2016, we had a total net liability position of $2.9 million associated with open forward purchase contracts, all of which is administered through Constellium N.V.’s global hedging program.

We are exposed to losses in the event of non-performance by the counterparties to the derivative contracts discussed above. Although non-performance by counterparties is possible, we do not currently anticipate any nonperformance by any of these parties. Counterparties are evaluated for creditworthiness and risk assessment prior to our initiating contract activities. The counterparties’ creditworthiness is then monitored on an ongoing basis, and credit levels are reviewed to ensure that there is not an inappropriate concentration of credit outstanding to any particular counterparty.

We are exposed to changes in interest rates on our outstanding indebtedness under the ABL Facility. A hypothetical 100 basis point increase (or decrease) in interest rates from September 30, 2016 levels would impact our interest expense by approximately $0.5 million. The Company does not currently intend to enter into floating-to-fixed interest rate swaps to hedge floating interest rate exposure under the ABL Facility.

Contractual Obligations

The following table summarizes our material contractual obligations as of September 30, 2016 (in thousands).

	Payments Due By Period
	Total	Less than 1 Year (1)	2 - 3 Years	4 - 5 Years	More than 5 Years
Long-term debt and capital lease obligations	$653,347	$269	$652,794	$284	$—
Interest on fixed rate debt instruments	139,992	28,489	111,501	2	—
Capital purchases	35,309	19,772	15,537	—	—
Operating leases	4,028	1,981	1,995	52	—

Total contractual obligations	$832,676	$50,511	$781,827	$338	$—

(1)	Payments due during the three-month period ending December 31, 2016.

ITEM E:	SUPPLEMENTAL INFORMATION FOR WISE METALS INTERMEDIATE HOLDINGS LLC (“WISE INTERMEDIATE HOLDINGS”)

Wise Intermediate Holdings is the direct parent and sole member of Wise Group and was formed during the second quarter of 2014 for the sole purpose of serving as co-issuer of $150.0 million aggregate principal amount of 9.75%/10.5% Senior PIK Toggle Notes due June 15, 2019.

Senior PIK Toggle Notes

In a private transaction on April 16, 2014, Wise Intermediate Holdings and Holdings FinCo (a direct wholly-owned subsidiary of Wise Intermediate Holdings), as co-issuers (the “Issuers”), issued $150.0 million of Senior PIK Toggle Notes. The Senior PIK Toggle Notes were issued at 99% of face amount, or a discount of $1.5 million. The Senior PIK Toggle Notes are senior unsecured obligations of the Issuers and are not guaranteed by Constellium N.V. or any of its subsidiaries, or Wise Group or any of its subsidiaries. On November 4, 2016, Wise Intermediate Holdings and Holdings FinCo called for redemption all of the issued and outstanding Senior PIK Toggle Notes. The Senior PIK Toggle Notes will be redeemed on December 5, 2016, at a redemption price of 104.875% of the principal amount outstanding plus accrued and unpaid interest to, but not including, the redemption date. The funds used to redeem the Senior PIK Toggle Notes will be received by Wise Intermediate Holdings as a capital contribution from an indirect subsidiary of Constellium N.V.

The Senior PIK Toggle Notes are senior unsecured indebtedness of the Issuers and are structurally subordinated to all existing and future indebtedness, preferred equity and other liabilities of the Issuers’ subsidiaries, including the obligations under the ABL Facility and the Senior Secured Notes. The Senior PIK Toggle Notes rank equally in right of payment with all of Wise Intermediate Holdings existing and future unsubordinated indebtedness and rank senior in right of payment to all of the Issuers future subordinated indebtedness.

Debt issue costs of $4.8 million were incurred related to the Senior PIK Toggle Notes. Amortization expense related to the debt issue costs and debt discount is recorded to interest expense ratably over the term of the Senior PIK Toggle Notes.

Interest on the Senior PIK Toggle Notes is payable semi-annually on June 15 and December 15 of each year. The first and last interest payments on the Senior PIK Toggle Notes are required to be paid in cash at the cash interest rate of 9.75%. For each other interest period, Wise Intermediate Holdings is required to pay interest in cash, unless certain conditions are satisfied, in which case Wise Intermediate Holdings may elect to pay PIK interest either by increasing the principal amount or issuing new notes. The PIK interest rate is equal to the cash interest rate plus 75 basis points, or 10.5%.

On December 10, 2015, the Issuers delivered a PIK Notice to bond holders announcing the election to pay the June 15, 2016 coupon interest of $7.875 million in-kind, as permitted under the indenture governing the Senior PIK Toggle Notes. The $7.875 million in-kind interest was added to the principal amount outstanding on June 15, 2016, which resulted in a total outstanding principal amount of $157.8 million. On and after the redemption date of the Senior PIK Toggle Notes, the Senior PIK Toggle Notes will cease to accrue interest.

The Indenture governing the Senior PIK Toggle Notes contains restrictive covenants that, among other things, limit the ability of the Issuers and certain of their subsidiaries to: (i) incur additional indebtedness and issue preferred stock; (ii) pay dividends and make distributions in respect of capital stock; (iii) make investments or certain other restricted payments; (iv) place limits on dividends and enter into other payment restrictions affecting certain subsidiaries; (v) enter into transactions with affiliates; (vi) guarantee debt; (vii) sell assets (including the sale of stock of subsidiaries); (viii) create liens; and (ix) merge or consolidate.

The Indenture governing the Senior PIK Toggle Notes provides for customary events of default that include, among other things (subject in certain cases to customary grace and cure periods): (i) non-payment of principal or interest; (ii) breach of certain covenants contained in the Indenture or the Notes; (iii) default under agreements under which the Issuers or certain subsidiaries have indebtedness in excess of $25 million, which default results in acceleration of such indebtedness; (iv) judgments against the Issuers or certain subsidiaries in excess of $20 million; and (v) certain events of bankruptcy or insolvency. Generally, if an event of default occurs (subject to certain exceptions), the Trustee or the holders of at least 25% in aggregate principal amount of the then outstanding Senior PIK Toggle Notes may declare all of the Senior PIK Toggle Notes to be due and payable.

The Senior PIK Toggle Notes have not been registered under the United States Securities Act of 1933 (the “Securities Act”) and there is no intention or obligation to register the Senior PIK Toggle Notes under the Securities Act in the future or to make a registered exchange offer for the Senior PIK Toggle Notes.

Selected Wise Intermediate Holdings Financial Data

Wise Intermediate Holdings does not have any material assets, liabilities, revenues, expenses or operations of any kind (other than its ownership of the member interest of Wise Group and as the co-issuer of the Senior PIK Toggle Notes) and will not have any operating revenue or income other than as may be incidental to its activities as a co-issuer of the Senior PIK Toggle Notes and the ownership of the member interest of Wise Group.

On January 6, 2016, Wise Intermediate Holdings entered into a Restrictive Covenant Agreement (“RCA”) with Constellium Rolled Products Ravenswood, LLC (“Ravenswood”), an indirect wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings agreed that for a period of five years, it would not, and would cause its subsidiaries to not, directly or indirectly, engage in any business or activity, which primarily relates to manufacturing, servicing, supporting or selling of trailer roof coil product.

As consideration for the covenants and obligations of Wise Intermediate Holdings pursuant to the RCA, Wise Intermediate Holdings received a cash payment of $47.9 million from Ravenswood on January 6, 2016, which amount was determined, in an opinion delivered by an appraisal firm of national standing, to be not materially less favorable to Wise Intermediate Holdings and its subsidiaries than the amount that would have been obtained in a comparable agreement from a counterparty unrelated to Wise Intermediate Holdings and its subsidiaries.

Wise Intermediate Holdings recorded the receipt of the payment of $47.9 million as a cash equity contribution, and on January 7, 2016, Wise Intermediate Holdings contributed the cash payment received from Ravenswood to the capital of the Company.

The following table summarizes selected Wise Intermediate Holdings’ stand-alone financial data as of September 30, 2016 and December 31, 2015 and for the three and nine months ended September 30, 2016 and 2015 (in thousands):

	September 30, 2016	December 31, 2015
Balance Sheet Data
Cash and cash equivalents	$—	$—
Investment in subsidiary (Wise Group)	(223,312)	(401,329)
Net unamortized discount and deferred financing costs	3,311	4,227
Accrued interest payable	4,490	609
Payable to affiliate, net	917	167
Senior PIK Toggle Notes	157,875	150,000

Member’s Deficit
Balance at Beginning of Period	$(547,878)	$(623,290)
Loss from subsidiary (Wise Group)	(33,552)	(94,513)
Other comprehensive income (loss) (Wise Group)	—	406
Equity-based compensation expense (Wise Group)	—	7,536
Equity contribution from parent	211,568	178,818
Net income (loss) for period	(13,421)	(16,835)

Balance at End of Period	$(383,283)	$(547,878)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Statement of Operations Data
Interest expense	$3,848	$3,656	$11,755	$10,969
Amortized deferred financing costs	232	233	698	698
Amortized debt discount	73	73	218	218
Selling, general and administrative expenses	250	251	750	740

Net loss	$4,403	$4,213	$13,421	$12,625

ITEM F:	UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF WISE METALS GROUP LLC

F-1 (Pages 1 to 33)

WISE METALS GROUP LLC

CONSOLIDATED BALANCE SHEETS

AS OF SEPTEMBER 30, 2016 AND DECEMBER 31, 2015

(Unaudited)

(In thousands)

	September 30, 2016	December 31, 2015
ASSETS
Current assets:
Cash and cash equivalents	$80,614	$10,297
Accounts receivable, less allowance for doubtful accounts of $72 in 2016 and $246 in 2015	97,238	83,536
Inventories, net	158,477	172,587
Fair value of derivative instruments	459	—
Prepaid and other current assets	5,031	4,708

Total current assets	341,819	271,128

Property and equipment, net	294,565	273,402
Other assets	1,475	2,052

Total assets	$637,859	$546,582

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$155,885	$145,321
Accrued expenses and other current liabilities	32,831	17,320
Current maturities of other long-term debt and capital lease obligations	1,313	2,524
Fair value of derivative instruments	3,405	7,534

Total current liabilities	193,434	172,699

Senior secured notes, net of deferred costs	642,610	640,084
Borrowings under revolving credit facility	208	108,000
Other long-term debt and capital lease obligations, less current maturities	1,826	2,818
Accrued pension and OPEB obligations, net	8,920	8,920
Other non-current liabilities	14,173	15,390

Total liabilities	861,171	947,911

Commitments and contingencies (Note 14)

Member’s deficit:
Member’s deficit	(215,496)	(393,513)
Accumulated other comprehensive loss	(7,816)	(7,816)

Total member’s deficit	(223,312)	(401,329)

Total liabilities and member’s deficit	$637,859	$546,582

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Unaudited)

(In thousands)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Net sales	$298,639	$304,759	$837,333	$1,055,106
Cost of sales	275,239	287,501	813,844	1,024,475

Gross profit	23,400	17,258	23,489	30,631

Operating expenses
Selling, general and administrative expenses	1,784	3,267	6,906	8,051
Transaction costs	—	—	—	54,644

Operating income (loss)	21,616	13,991	16,583	(32,064)

Other expense (income)
Interest expense, net	16,579	16,847	49,184	51,603
Loss (gain) on derivative instruments, net	2,299	3,111	2,360	1,569
Other (income) expense	(1,409)	—	(1,409)	—

Total other expense	17,469	19,958	50,135	53,172

Net income (loss)	4,147	(5,967)	(33,552)	(85,236)
Total other comprehensive income (loss)	—	—	—	—

Comprehensive income (loss)	$4,147	$(5,967)	$(33,552)	$(85,236)

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Unaudited)

(In thousands)

	Nine Months Ended September 30,
	2016	2015
Operating activities:
Net loss	$(33,552)	$(85,236)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation, depletion and amortization	29,411	24,513
Amortization of deferred loan costs and debt discount	3,241	4,190
LIFO inventory reserve adjustments	1,645	(43,920)
Change in allowance for doubtful accounts	(174)	72
Loss (gain) on sale of assets	199	—
Non-cash transaction costs	—	16,306
Non-cash equity-based compensation	—	7,536
(Gain) loss on derivatives, excluding cash settlements	(4,588)	4,181
Asset impairments	—	2,227
Changes in cash from operating assets and liabilities:
Broker deposits	—	1,507
Accounts receivable	(13,528)	105,089
Inventories	9,465	94,515
Prepaid and other current assets	(517)	(132)
Accounts payable	12,760	(6,289)
Accrued expenses and other	14,350	12,126

Net cash provided by operating activities	18,712	136,685

Investing activities:
Purchases of property and equipment	(50,225)	(46,409)
Proceeds from disposals of property and equipment	256	—

Net cash (used in) investing activities	(49,969)	(46,409)

Financing activities:
Payments on revolving credit facility, net	(107,792)	(206,100)
Payments on other long-term debt and capital leases	(2,203)	(3,957)
Payments of debt issuance costs and other	—	(1,102)
Cash equity contributions from Wise Intermediate Holdings	211,569	136,104

Net cash provided by (used in) financing activities	101,574	(75,055)

Net increase (decrease) in cash and cash equivalents	70,317	15,221
Cash and cash equivalents at beginning of period	10,297	2,845

Cash and cash equivalents at end of period	$80,614	$18,066

Supplemental disclosures of cash flow information:
Interest payments	$30,626	$32,448

Capitalized interest	$2,878	$914

Equity contribution from Wise Intermediate Holdings - non-cash	$—	$10,000

Equipment acquired, capital lease and direct financing	$—	$27

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

CONSOLIDATED STATEMENTS OF MEMBER’S DEFICIT

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

(Unaudited)

(In thousands)

	Member’s Deficit	Accumulated Other Comprehensive Loss	Total Member’s Deficit
Balance at December 31, 2014	$(468,418)	$(8,222)	$(476,640)
Net loss	(85,236)	—	(85,236)
Equity-based compensation expense	7,536	—	7,536
Equity contributions from Wise Intermediate Holdings	146,104	—	146,104

Balance at September 30, 2015	$(400,014)	$(8,222)	$(408,236)

Balance at December 31, 2015	$(393,513)	$(7,816)	$(401,329)
Net loss	(33,552)	—	(33,552)
Equity contributions from Wise Intermediate Holdings	211,569	—	211,569

Balance at September 30, 2016	$(215,496)	$(7,816)	$(223,312)

The accompanying notes are an integral part of these consolidated financial statements.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Note 1. Organization and Basis of Presentation

Wise Metals Group LLC is a holding company formed for the purpose of managing the operations of its wholly-owned subsidiaries: Wise Alloys LLC (“Wise Alloys”); Listerhill Total Maintenance Center LLC (“TMC”); Alabama Electric Motor Services LLC (“AEM”); Wise Alloys Funding LLC; Wise Alloys Funding II LLC (formed in January 2016); and Wise Alloys Finance Corporation (collectively, the “Company” or “Wise Group”). The Company is one of the largest producers of aluminum can stock for the beverage industry in North America.

Constellium N.V. Transaction

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Metals Intermediate Holdings LLC (“Wise Intermediate Holdings”) for $1.4 billion, including the assumption of the existing debt of Wise Group and Wise Intermediate Holdings (the “Transaction”). Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Holding Company Reorganization

In April 2014, the Company completed a reorganization in which Wise Metals Holdings LLC (“Wise Holdings”), Wise Intermediate Holdings and Wise Holdings Finance Corporation (“Holdings FinCo”) were formed, and a newly-created, wholly-owned subsidiary of Wise Intermediate Holdings merged with and into Wise Group, with Wise Group surviving the merger and becoming a wholly-owned direct subsidiary of Wise Intermediate Holdings (the “Reorganization”). In the merger, the equity interests in Wise Group were converted on a one-for-one basis into equity interests in Wise Holdings, having the same rights and designations as the equity interests in Wise Group immediately prior to the merger. The limited liability company agreement, board of managers and officers of Wise Holdings were the same as those of Wise Group immediately prior to the merger in all material respects. Wise Holdings, prior to the Transaction, was the sole member and manager of Wise Intermediate Holdings. After the Transaction, Constellium W S.A.S. (an indirect wholly-owned subsidiary of Constellium N.V.) is the sole member and manager of Wise Intermediate Holdings, and Wise Intermediate Holdings is the sole member and manager of Wise Group.

Subsidiary Company Distributions

Immediately prior to and in contemplation of the Transaction, Wise Group transferred its member interest in WAC I LLC (an entity formed in 2014 for the sole purpose of holding certain transportation assets of the Company) to an indirect principal owner of Wise Intermediate Holdings. The transfer resulted in a non-cash loss of $6.3 million during the nine months ended September 30, 2015, included in Transaction costs in the consolidated statements of operations and comprehensive income (loss).

On July 1, 2014 Wise Group distributed its ownership interest in Wise Recycling LLC, a Delaware limited liability company (“Wise Recycling”), to Wise Holdings. This $18.4 million distribution, of which $2.3 million was cash, was recorded as a book value equity transaction by Wise Group with no gain or loss recognized, at which time Wise Recycling was deconsolidated from Wise Group. Wise Recycling was not included in the Transaction, ceased to be an affiliate of Wise Group upon consummation of the Transaction on January 5, 2015 and is not an affiliate of Constellium N.V.

Basis of Presentation

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. has elected not to push down the effects of purchase accounting to Wise Group.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for interim financial information and include the accounts of Wise Group and its wholly-owned subsidiaries after elimination of all significant intercompany accounts and transactions.

The consolidated financial statements, including these condensed notes, are unaudited and exclude some of the disclosures required in annual consolidated financial statements. Consolidated balance sheet data as of December 31, 2015 was derived from the Company’s audited consolidated financial statements. In management’s opinion, these unaudited consolidated financial statements include all adjustments (including normal recurring accruals) that are considered necessary to fairly state the Company’s financial position as of September 30, 2016, its results of operations for the three and nine months ended September 30, 2016 and 2015, and its cash flows for the nine months ended September 30, 2016 and 2015.

The operating results presented for the three and nine months ended September 30, 2016 and 2015 are not necessarily indicative of the operating results that may be expected for the full year. These unaudited consolidated financial statements should be read in conjunction with the Company’s December 31, 2015 audited consolidated financial statements.

Income Taxes

Effective with the Transaction, Wise Group is treated as a disregarded entity for U.S. tax purposes. The Company is treated similar to a division of the ultimate tax paying parent company and does not file a separate tax return. The Company has elected not to provide for income taxes in its consolidated financial statements as the ultimate tax paying entity will include its share of the taxable results of operations of the Company on its tax return. The Company made this election based on the needs of the bondholders and lenders, who are the primary users of the financial statements. There are no requirements in the Company’s debt agreements to present income taxes as if the Company was a tax paying entity, and the Company believes that providing tax information would not additionally benefit the financial statement users.

This treatment is consistent with the financial statement presentation prior to the Transaction. In prior years, Wise Group was taxed as a partnership under Subchapter K of the Internal Revenue Code. Therefore, the results of the Company’s operations were included in the taxable income of the individual members. As a result, no provisions for federal or state income taxes were included in the Company’s consolidated financial statements.

Reclassifications

Certain reclassifications have been made to amounts previously reported to conform to the current period presentation in the accompanying consolidated financial statements, as described below in Note 2. Summary of Significant Accounting Policies, under the caption “Deferred Financing Costs”. These reclassifications had no impact on net (loss) income or net cash flows.

Error Correction

During the third quarter of 2016, the Company identified and corrected an error of $1.4 million, which is included in the current period results as other income. The correction related to intercompany transactions with a subsidiary whose operations ended during 2015. The Company does not consider this item to be material to the current period nor to the period of origination.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Note 2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the Company’s consolidated financial statements and notes to the consolidated financial statements. These estimates affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity date of three months or less when purchased. Cash and cash equivalents are maintained at financial institutions and balances may exceed federally insured limits at times.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consists of amounts due from customers located throughout the United States, Mexico and the Middle East. Collateral is generally not required to be posted by the Company’s customers.

The Company sells certain of its accounts receivable invoices to a third party financial institution under the terms of a non-recourse factoring arrangement. At the time of the sale of the invoices, the Company de-recognizes the accounts receivable from its consolidated balance sheets.

The Company provides an allowance for doubtful accounts receivable by a charge to the consolidated statements of operations and comprehensive income (loss) in amounts equal to the estimated losses expected to be incurred. The estimated losses are based on historical collection experience and a review of the current status of the existing receivables and customers’ creditworthiness. Customer accounts are written off against the allowance for doubtful accounts, when an account is determined to be uncollectible.

Derivatives and Hedging Activity

The Company has entered into long-term agreements to supply beverage can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of aluminum, including firm commitments under these supply agreements, as well as to manage volatile natural gas prices, the Company uses commodity futures and option contracts.

The Company recognizes all derivative instruments as either assets or liabilities in the consolidated balance sheet at fair value. The Company’s derivatives do not qualify for hedge accounting treatment and are not designated as cash flow hedges and, accordingly, are adjusted to fair value each reporting period, with corresponding gains and losses recognized in the consolidated statements of operations and comprehensive income (loss).

Concentration of Risk

Purchases and Sales

The Company transacts a significant portion of its business, consisting of both purchases and sales of aluminum, with large aluminum producers and can sheet customers. The loss of any of these large aluminum producers or customers could have a significant impact on the Company’s operations and cash flows.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

During the nine months ended September 30, 2016 and 2015, the Company purchased approximately 63% and 54%, respectively, of its raw materials from its three largest suppliers.

During the nine months ended September 30, 2016 and 2015, Company earned approximately 97% and 78%, respectively, of its revenue from its three largest customers. Accounts receivable balances outstanding (not including amounts sold under factoring arrangements) from the Company’s four largest customers accounted for approximately 97% and 90% of the Company’s total accounts receivable balances as of September 30, 2016 and December 31, 2015, respectively.

Employment Related

Approximately 46% of the Company’s employees are covered under collective bargaining agreements. Of those, 76% are under union contracts that extend through November 2020, with the remaining employees under union contracts that extend through November 2017.

Inventory Valuation and Reserves

Manufacturing inventories are valued at the lower of cost or market using the last-in, first-out (“LIFO”) method of accounting. Supplies inventory is valued on an average cost basis, with periodic evaluation of diminished utility through a depletion and obsolescence reserve. Certain items in inventory may be considered impaired, obsolete or in excess quantities, and as such, the Company may establish an allowance to reduce the carrying value of these items to their net realizable value. Based on certain assumptions and judgments made from the information available at that time, the Company determines the amounts of these inventory allowances. If these estimates and related assumptions or the market changes, the Company may be required to record additional reserves.

Property and Equipment, Net

Property and equipment are stated at cost. Major additions and betterments are capitalized as assets, while maintenance and repairs, which do not improve or extend the lives of assets, are expensed as incurred. Interest costs incurred to finance the long-term construction of assets are capitalized as a component of the asset under construction. Upon retirement or disposition of property and equipment, the cost and accumulated depreciation are removed from the asset accounts and any resulting gain or loss is included in the consolidated statements of operations and comprehensive income (loss). Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets.

Long-Lived Assets

The Company evaluates long-lived assets for impairment whenever events or changes in circumstances indicate the carrying amount of assets may not be recoverable. Triggering events include a significant change in the extent or manner in which long-lived assets are being used or in their physical condition, in legal factors, or in the business climate that could affect the value of the long-lived assets. The interpretation of such events requires judgment from management as to whether such an event has occurred. When factors indicate that an asset should be evaluated for possible impairment, the Company reviews long-lived assets to assess recoverability from future operations using undiscounted cash flows. Impairments are recognized in the consolidated statements of operations and comprehensive income (loss) to the extent that the carrying value exceeds fair value. Fair value is based on discounted estimated cash flows from the future use of the assets.

Fair Value Measurements

Current accounting guidance defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

requires all assets and liabilities that are measured and carried on a fair value basis to be classified and disclosed in one of the following three categories based upon the inputs used to determine fair value measurements (hierarchy based on quality and reliability of inputs):

Level 1 – Quoted prices in active markets for identical assets or liabilities;
Level 2 – Observable market based inputs or unobservable inputs that are corroborated by market data; or
Level 3 – Unobservable inputs that are not corroborated by market data.

Pension Costs and Postretirement Benefit Costs Other Than Pensions

Pension costs and postretirement benefit costs other than pensions are accrued over the period employees provide service to the Company. The Company’s policy is to fund its pension plans at amounts not less than the minimum requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) and to fund postretirement benefits other than pensions when claims are incurred.

Deferred Financing Costs

Costs related to the issuance of debt are deferred, included as a reduction to the related outstanding borrowing balances and amortized to interest expense over the expected life of the related debt instruments, in accordance with Accounting Standards Update (“ASU”) No. 2015-03, “Simplifying the Presentation of Debt Issue Costs”, applicable starting January 1, 2016. Under ASU No. 2015-15, “Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements”, debt issuance costs attributable to line-of-credit arrangements can be reported as assets. The Company applied the provisions of ASU No. 2015-03 and ASU No. 2015-15 retrospectively, effective January 1, 2016. As a result, deferred financing costs are included as reductions to the outstanding balances of the related long-term debt obligations, as presented on the Company’s consolidated balance sheets: however, for revolving credit facilities, costs to issue the debt are included in Other assets in the Company’s consolidated balance sheets.

Certain deferred financing costs previously reported as other assets as of December 31, 2015 have been reclassified to conform to the current period presentation in the accompanying consolidated financial statements. These reclassifications had no impact on net loss (income) or net cash flows. The amounts reclassified as of December 31, 2015 are presented in Note 11. Financing Arrangements.

Early retirements or extinguishments of debt, and any significant debt modifications, result in the accelerated recognition of expense recorded either as a component of loss on extinguishment of debt or additional amortized interest expense at the time of the debt retirement, extinguishment or modification.

Revenue Recognition

Revenue is recognized when both title and risk of loss pass to customers in accordance with contract terms. Sales are recorded net of provisions for returns, discounts, and allowances including customer specific discounts based on contractual obligations. Returns and sales allowances are estimated at the time of sale based primarily on historical experience.

The Company evaluates significant amendments to customer sales contracts to determine the proper accounting treatment to apply, based upon the facts and circumstances present in the associated amendment, on a case by case basis.

Costs associated with one-time contract amendments with customers that cannot be attributed to specific future benefits, such as committed volumes and periods of time, or that relate to prior periods, are recognized as a reduction to revenue in the period in which they are paid. An amendment was reached with a customer during January 2016, which qualified for such accounting treatment.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

During January 2016, the Company agreed to amend certain terms in its sales contracts with one of its major customers in relation to the renegotiation of payment terms, pass-through of Midwest premium amounts, and other pricing mechanisms, with such changes taking effect from January 1, 2016, and resulting in a new obligation to pay the customer $22.5 million. This amendment was made by the Company to align the terms of this contract with Constellium N.V.’s normal terms of business. Consequently, this obligation was recorded as a reduction to Net sales in the consolidated statements of operations and comprehensive income (loss) for the nine months ended September 30, 2016.

Shipping and Handling Costs

Shipping and handling costs incurred by the Company totaled $30.7 million and $32.1 million for the nine months ended September 30, 2016 and 2015, respectively, and are included as a component of Cost of sales in the consolidated statements of operations and comprehensive income (loss). Amounts billed to customers related to shipping and handling are included in Net sales in the consolidated statements of operations and comprehensive income (loss).

Restructuring Charges

The Company records restructuring charges associated with exit or disposal activities when incurred. Examples of these costs include lease termination costs and certain employee severance costs that are associated with restructuring activities, discontinued operations, facility closings or other exit or disposal activities. Restructuring charges are included in Cost of sales and Selling, general and administrative expenses in the Company’s consolidated statements of operations and comprehensive income (loss), depending on the nature of the costs.

The Company recognizes restructuring liabilities that primarily include severance and termination benefits, and contract termination costs, primarily related to equipment and facility lease obligations. These amounts are based on the remaining amounts due under various contractual agreements, and are periodically adjusted for any anticipated or unanticipated events or changes in circumstances that would reduce or increase these obligations. The settlement of these liabilities could differ materially from recorded amounts.

Interest Expense, net

Interest expense, net includes interest associated with interest bearing debt and capital leases, amortization of deferred financing costs, accretion of debt discount, fees associated with unused commitment amounts, and factoring discount fees and interest charges. Interest expense, net excludes the amount of interest costs incurred to finance the long-term construction projects, which costs are capitalized as a component of property and equipment.

Equity-Based Compensation

The Company’s equity compensation program was discontinued effective with the Transaction. The Company’s economic interest units were classified as equity, and the Company recognized compensation expense based on the estimated grant date fair value of each equity-based award over the requisite service period. Phantom interests were classified as liabilities and compensation expense was recorded over the requisite service period based on the current estimated fair value of the liability, reflecting changes in valuation at each accounting period.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Recent Accounting Pronouncements

In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2016-15, “Classification of Certain Cash Receipts and Cash Payments”. This standard update is intended to reduce diversity in practice in presentation and classification of certain cash receipts and payments by providing guidance on eight specific cash flow issues. The new requirements are effective for fiscal years beginning after December 15, 2018, and for interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company is in the process of determining the impacts the adoption will have on its consolidated statements of cash flows.

In February 2016, the FASB issued ASU No. 2016-02, “Leases”, which served to update the existing lease standards in accordance with Accounting Standards Codification (“ASC”) Topic 842 – Leases. The new standard requires a lessee to recognize a right-of-use asset and a lease liability for virtually all of its leases (other than leases that meet the definition of a short-term lease). The standard will be effective for the Company for the annual reporting period beginning after December 31, 2019, and for interim periods within fiscal years beginning after December 15, 2020, with early adoption permitted. The Company is in the process of determining the adoption method, as well as the effects the adoption will have on its consolidated financial statements, but expects the standard will result in an increase in reported long-term assets and liabilities.

In May 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers,” which outlines a comprehensive revenue recognition model and supersedes most current revenue recognition guidance. The new standard requires a company to recognize revenue upon transfer of goods or services to a customer at an amount that reflects the expected consideration to be received in exchange for those goods or services. ASU 2014-09 defines a five-step approach for recognizing revenue, which may require a company to use more judgment and make more estimates than under the current guidance. With the issuance of ASU 2015-14, “Revenue from Contracts with Customers – Deferral of the Effective Date”, the Company expects to adopt the standard and all subsequent updates for the annual reporting period beginning after December 31, 2018, and for interim periods within fiscal years beginning after December 15, 2019. The new standard and related updates allows for two methods of adoption: (a) full retrospective adoption, meaning the standard is applied to all periods presented; or (b) modified retrospective adoption, meaning the cumulative effect of applying the new standard is recognized as an adjustment to the opening retained earnings balance in the year of adoption. The Company is in the process of determining the adoption method, as well as the effects the adoption will have on its consolidated financial statements.

In addition, the FASB-IASB Joint Transition Resource Group for Revenue Recognition (“TRG”) continues to inform the FASB of potential implementation issues related to ASU 2014-09. The FASB has issued technical improvements, practical expedients, and clarifications in 2016 and could do so in the future based on recommendations from the TRG.

Note 3. Constellium N.V. Transaction

On January 5, 2015, Constellium N.V. completed its acquisition of Wise Intermediate Holdings for $1.4 billion, including the assumption of existing debt. Wise Intermediate Holdings is the sole member and manager of Wise Group. Upon completion of the Transaction, Wise Group became an indirect wholly-owned subsidiary of Constellium N.V.

Wise Group’s consolidated financial statements are presented on their historical basis of accounting for all periods, both prior and subsequent to the Transaction. Constellium N.V. elected not to push down the effects of purchase accounting to Wise Group.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

In connection with the Transaction, Wise Group incurred transaction costs of $54.6 million during the nine months ended September 30, 2015, comprised of the following (in thousands):

Transaction Costs
Cash
Change of control – employment	$30,154
Other	648

30,802

Non-cash
Change of control – contract	10,000
Equity compensation	7,536
Loss on distribution of WAC I LLC	6,306

23,842

Total	$54,644

Executive Compensation Arrangements

The Company entered into certain compensation arrangements with key executives in early 2014. These arrangements, among other things, provided terms for compensation, termination, and certain additional payments on a change of control event occurring. Such payments under the change of control provisions were contingent upon a defined event occurring, were subject to continuing employment and were based on a multiple of defined compensation at the time of such event. Effective with the Transaction, certain change-of-control provisions were triggered, and the Company incurred a total of $30.2 million in employment-related costs, which are included in Transaction costs in the consolidated statements of operations and comprehensive income (loss) for the nine months ended September 30, 2015. The compensation arrangements were discontinued effective with the Transaction.

Equity-Based Award Plan

During 2014, the Company adopted the Wise Metals Group LLC 2014 Equity Incentive Plan (the “Plan”). Effective with the Transaction, all of the outstanding and unvested awards immediately vested under the change of control provisions in the Plan. Equity-based compensation expense of $7.5 million was immediately recognized during the nine months ended September 30, 2015, and is included in Transaction costs in the accompanying consolidated statements of operations and comprehensive income (loss). The Plan was discontinued effective with the Transaction.

Note 4. Capital Contributions

Effective with the Transaction closing, an indirect wholly-owned subsidiary of Constellium N.V. contributed $102.7 million of equity to the Company via Wise Intermediate Holdings, comprised of cash totaling $92.7 million and payments made on behalf of Wise Group totaling $10.0 million.

Subsequent to the Transaction, the Company received additional cash equity contributions from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings, of $28.4 million, $15.0 million, and $17.7 million on June 8, 2015, September 23, 2015, and December 11, 2015, respectively.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

On January 29, 2016 and February 18, 2016, the Company received cash equity contributions from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings of $20.0 million and $30.0 million, respectively.

In connection with the issuance by Constellium N.V. of $425 million aggregate principal amount of its 7.875% Senior Secured Notes due 2021, which was completed on March 30, 2016, the Company received on April 6, 2016 a cash equity contribution of $113.7 million from an indirect wholly-owned subsidiary of Constellium N.V. via Wise Intermediate Holdings.

Wise Intermediate Holdings Restrictive Covenant Agreement

On January 6, 2016, the Company’s parent, Wise Intermediate Holdings, entered into a Restrictive Covenant Agreement (“RCA”) with Constellium Rolled Products Ravenswood, LLC (“Ravenswood”), an indirect wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings agreed that for a period of five years, it would not, and would cause its subsidiaries to not, directly or indirectly, engage in any business or activity, which primarily relates to manufacturing, servicing, supporting or selling of trailer roof coil product. As consideration for the covenants and obligations of Wise Intermediate Holdings pursuant to the RCA, Wise Intermediate Holdings received a cash payment of $47.9 million from Ravenswood on January 6, 2016, which amount was determined, in an opinion delivered by an appraisal firm of national standing, to be not materially less favorable to Wise Intermediate Holdings and its subsidiaries than the amount that would have been obtained in a comparable agreement from a counterparty unrelated to Wise Intermediate Holdings and its subsidiaries. On January 7, 2016, Wise Intermediate Holdings contributed the cash payment received from Ravenswood to the capital of the Company.

Note 5. Restructuring Charges

During April 2016, the Company approved a restructuring plan that affected approximately 50 employees, including some members of the Wise Group management team. The plan was substantially completed by April 22, 2016. In connection with this restructuring plan, the Company incurred costs of approximately $3.1 million during the second quarter of 2016, related to severance and other personnel and administrative expenses and established a restructuring liability within Accrued expenses and other current liabilities in the unaudited consolidated balance sheets. As a result, the Company recorded approximately $0.6 million and $2.5 million in Cost of sales and Selling, general and administrative expenses, respectively, in the Company’s statements of operations and comprehensive income (loss) due to the nature of the costs. Payments totaling approximately $1.7 million were made related to this plan during the nine months ended September 30, 2016. As of September 30, 2016, the Company had remaining severance reserves of approximately $1.0 million and $0.4 million, which are included in Accrued expenses and other current liabilities and Other non-current liabilities, respectively, in the balance sheet.

Note 6. Accounts Receivable

Hitachi Factoring Facility

On March 16, 2016, Wise Alloys LLC (the “Servicer”) and Wise Alloys Funding II LLC (the “Seller”) entered into a new Receivables Purchase Agreement (the “Hitachi Factoring Facility”) with Hitachi Capital America Corp. (the “Purchaser”) and Greensill Capital Inc., as purchaser agent, providing for the non-recourse sale of certain customer specific accounts receivable owed to the Servicer.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

The Company’s factoring facility with HSBC Bank USA, National Association (“HSBC”), which is described in the notes to the Company’s audited consolidated financial statements for the year ended December 31, 2015, no longer provides for further sales of receivables, as it expired on March 23, 2016.

In June 2016, the parties to the Hitachi Factoring Facility agreed to amend the receivables purchase agreement primarily to increase the maximum outstanding capacity allowed. Upon execution of the amendment, the Hitachi Factoring Facility provides for a maximum outstanding capacity of $250.0 million. The Hitachi Factoring Facility has an original term through March 15, 2017. Under the terms of the Hitachi Factoring Facility, the sales amount of the receivables is discounted by an amount based on LIBOR plus a spread ranging from 2.00% to 2.50%, depending on the credit rating of the Company’s customer. As of September 30, 2016, the spread was 2.00%.

The Company pays the Purchaser a quarterly commitment fee equal to 1.00% (per annum) of the total facility amount, plus $5,000 (five thousand dollars).

Upon the first sale of receivables during March of 2016, the Seller paid a one-time fee of $250,000, and the Servicer received an annual servicing fee of $20,000, which were recognized as expense and income, respectively, in the consolidated statements of operations and comprehensive income (loss) for the nine months ended September 30, 2016.

The Hitachi Factoring Facility provides for a number of termination events, the occurrence of which permits the Purchaser to terminate its obligation to purchase receivables under the Hitachi Factoring Facility. One of the termination events is the downgrade of Constellium N.V.’s corporate credit rating below a certain threshold. As of September 30, 2016, no termination events had occurred, and the Company was in compliance with all of the covenants related to the Hitachi Factoring Facility. Certain of the performance obligations of the Servicer and the Seller under the Hitachi Factoring Facility are guaranteed by Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Accounts receivable sold without recourse under both the previous factoring arrangement and/or the Hitachi Factoring Facility totaled approximately $747.5 million during the nine months ended September 30, 2016. This amount represents the aggregate value of receivables transferred to the Purchaser and HSBC for cash consideration during the first nine months of 2016. The outstanding amounts of receivables sold to the factor were $250.0 million and $157.4 million at September 30, 2016 and December 31, 2015, respectively. Substantially all of the risks and rewards related to these outstanding receivables were transferred to the Purchaser or HSBC at the time of sale and represent amounts still due from the customer to the Purchaser or HSBC.

Discount and commitment fees incurred during the nine months ended September 30, 2016 under the terms of the previous factoring arrangement and/or the Hitachi Factoring Facility totaled $1.6 million, and are included in Interest expense, net in the Company’s consolidated statements of operations and comprehensive income (loss). No sales of accounts receivable or fees were recognized under the previous factoring arrangement during the nine months ended September 30, 2015.

Note 7. Inventories, Net

Inventories, net consisted of the following as of September 30, 2016 and December 31, 2015 (in thousands):

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	September 30, 2016	December 31, 2015
Manufacturing inventories:
Raw materials	$29,960	$29,053
Work in progress	85,501	78,503
Finished goods	14,097	34,118
LIFO adjustment	(6,725)	(5,080)

Total manufacturing inventories	122,833	136,594
Supplies inventory, net	35,644	35,993

Total inventories, net	$158,477	$172,587

Manufacturing inventories are stated at the lower of cost or market based on the last-in-first-out (“LIFO”) method. If the first-in-first-out (“FIFO”) method had been used to compute the excess of replacement or current cost over LIFO at September 30, 2016 and December 31, 2015, inventories would have been approximately $6.7 million and $5.1 million higher, respectively. During the nine months ended September 30, 2016, decreases in inventory quantities that are not expected to be replenished by December 31, 2016 and lower raw material costs in 2016 resulted in the partial liquidation of LIFO inventory layers, which are carried at lower costs than current year purchases.

Supplies inventory, net includes spare parts and consumable products required to support the manufacturing operations, and is valued on an average cost basis, with the effects of periodic evaluations of diminished utility recorded through a depletion reserve. Increases or decreases to the reserve balance have a corresponding increase or decrease effect on Cost of sales in the consolidated statements of operations and comprehensive income (loss).

An increase to the reserve balance of $3.0 million was recorded during each of the nine month periods ended September 30, 2016 and 2015. As of September 30, 2016 and December 31, 2015, the depletion reserve balance totaled $11.6 million and $8.6 million, respectively.

Note 8. Property and Equipment, Net

Property and equipment, net consisted of the following as of September 30, 2016 and December 31, 2015 (in thousands):

	Estimated Useful Lives in Years	September 30, 2016	December 31, 2015
Land, buildings and improvements	20 to 40	$34,383	$33,013
Machinery and equipment	5 to 30	399,447	371,865
Furniture, fixtures and other	3 to 10	28,032	27,239
Construction in progress		74,051	58,239

Total cost		535,913	490,356
Less: accumulated depreciation, amortization and impairments		(241,348)	(216,954)

Property and equipment, net		$294,565	$273,402

Depreciation and amortization expense is included in Cost of sales on the consolidated statements of operations and was $9.2 million and $7.7 million for the three months ended September 30, 2016 and 2015, respectively. Depreciation and amortization expense was $26.4 million and $21.5 million for the nine months ended September 30, 2016 and 2015, respectively.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Equipment capitalized under capital leases was $3.0 million and $2.8 million at cost as of September 30, 2016 and December 31, 2015, respectively. The associated accumulated amortization was $2.0 million and $1.5 million as of September 30, 2016 and December 31, 2015, respectively.

Capital expenditures for property and equipment under construction include capitalized interest of $2.9 million and $0.9 million during the nine months ended September 30, 2016 and 2015, respectively.

Note 9. Derivatives and Hedging Activity

The Company transitioned the execution of substantially all of its hedging activity to Constellium Switzerland AG, an indirect wholly-owned subsidiary of Constellium N.V. during the second quarter of 2015. All of the Company’s derivative instruments totaling a $2.9 million net liability position at September 30, 2016 are administered through Constellium N.V.’s global hedging program.

The Company has entered into long-term contracts to supply can stock to its largest customers. To reduce the risk of changing prices for purchases and sales of metal, the Company uses commodity futures contracts and options to manage its price exposure with respect to firm commitments to purchase or sell aluminum. In addition, the Company from time to time enters into natural gas forward purchases to reduce the risks associated with utility cost volatility.

The Company recognizes all derivative instruments as either current assets or current liabilities in the consolidated balance sheets at fair value. Derivatives that do not qualify or are not designated as cash flow hedges pursuant to accounting guidance must be adjusted to fair value through the consolidated statements of operations and comprehensive income (loss). The Company has elected not to designate any of its derivative instruments as cash flow hedges.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

The Company records both realized and unrealized gains and losses on its derivative instruments in earnings as they occur. The table below summarizes both realized and unrealized net gains and losses for the three and nine months ended September 30, 2016 and 2015, which are included in Loss (gain) on derivative instruments, net in the Company’s consolidated statements of operations and comprehensive income (loss) (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Description of derivative instrument
Aluminum futures and options	$1,713	$1,834	$2,639	$319
Natural gas futures and options	586	1,277	(279)	1,250

Loss (gain) on derivative instruments, net	$2,299	$3,111	$2,360	$1,569

The Company recognizes all derivative instruments as either assets or liabilities, at their estimated fair value in the consolidated balance sheets. The following table presents the carrying values, which were recorded at fair value, of derivative instruments outstanding as of September 30, 2016 and December 31, 2015 (in thousands):

	September 30, 2016	December 31, 2015
Natural gas derivative assets	$459	$—

Total derivative assets	459	—

Aluminum derivative liabilities	(3,405)	(4,632)
Natural gas derivative liabilities	—	(2,902)

Total derivative liabilities	(3,405)	(7,534)

Net derivative liabilities	$(2,946)	$(7,534)

As of September 30, 2016, the Company had futures contracts for 66.0 million pounds of aluminum and forward contracts for 4.9 million MMBtu of natural gas.

Note 10. Fair Value of Financial Instruments

The Company’s financial instruments include cash and cash equivalents, accounts receivable, accounts payable, derivative instruments (metal and natural gas forward contracts), letters of credit, short-term borrowings and long-term debt, including capital lease obligations.

The carrying amounts of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value because of the short-term maturity and highly liquid nature of these instruments and are considered Level 1. The fair value of the Company’s letters of credit is deemed to be the amount of payment guaranteed on the Company’s behalf by third party financial institutions and are deemed Level 1. The Company determines the fair value of its short-term borrowings and long-term debt based on various factors including maturity schedules and current market rates. The Company may also use quoted market prices, when available, or the present value of estimated future cash flows to determine fair value of short-term borrowings and long-term debt, which are considered Level 2.

The Company endeavors to utilize the best available information in measuring fair value. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

value measurement. The following table summarizes the valuation of the Company’s financial instruments, that are required to be measured at fair value on a recurring basis, based on the appropriate level of the fair value hierarchy as of September 30, 2016 and December 31, 2015 (in thousands):

	September 30, 2016
	Total	Level 1	Level 2	Level 3
Derivative assets	$459	$459	$—	$—
Derivative liabilities	3,405	—	3,405	—

	December 31, 2015
	Total	Level 1	Level 2	Level 3
Derivative assets	$—	$—	$—	$—
Derivative liabilities	7,534	—	7,534	—

There were no transfers into or out of Level 3 during the nine months ended September 30, 2016.

The Company values its aluminum futures contracts using market prices as published by the London Metal Exchange (“LME”), which is an active market. Aluminum option contracts are valued using a Black Scholes model with observable market inputs for aluminum and interest rates and are classified as Level 2. Natural gas forward purchase contracts are based on the market prices as published by the New York Mercantile Exchange. As such, these derivative instruments are included in Level 1. As of September 30, 2016, there were no option contracts outstanding.

Assets and Liabilities Disclosed at Fair Value, but Not Recognized at Fair Value

The Company’s debt obligations consist of both variable and fixed rate securities. The Secured and Revolving Credit facility includes variable rates based on the prime rate or the LIBOR rate plus a spread. The Senior Secured Notes include a fixed rate of 8.75% and trade within a private market. The fair value of the Senior Secured Notes, determined by using market trading prices and a discounted cash flow approach based, where applicable, on current rates offered for debt with similar terms, credit risk, and maturities (Level 2), was $669.5 million and $502.1 million as of September 30, 2016 and December 31, 2015, respectively.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Note 11. Financing Arrangements

Borrowings consisted of the following as of September 30, 2016 and December 31, 2015 (in thousands):

	September 30, 2016			December 31, 2015
	Debt Principal Amount	Net Unamortized Deferred Financing Costs	Net Debt Amount	Debt Principal Amount (1)	Net Unamortized Deferred Financing Costs		Net Debt Amount
Senior secured notes	$650,000	$(7,390)	$642,610	$650,000	$(9,916	) (2)	$640,084
Secured and revolving credit facility (3)	208	(1,360)	(1,152)	108,000	(1,881)		106,119
Other notes payable	2,324	—	2,324	4,118	—		4,118
Capital lease obligations	815	—	815	1,224	—		1,224

Total debt obligations	653,347	(8,750)	644,597	763,342	(11,797)		751,545
Less: current maturities	(1,313)	—	(1,313)	(2,524)	—		(2,524)

Total long-term debt	$652,034	$(8,750)	$643,284	$760,818	$(11,797)		$749,021

(1)	Amounts as previously reported in the Company’s audited consolidated balance sheet as of December 31, 2015.
(2)	Amount reclassified from the retrospective application of ASU No. 2015-03; See Note 2. Summary of Significant Accounting Policies. Previously reported as other assets of $11,968 as of December 31, 2015 were reduced by a corresponding total amount of $9,916 to a restated amount of $2,052 as a result of the reclassification.
(3)	Net unamortized deferred financing costs related to the ABL Facility were recognized in Other assets at September 30, 2016 and December 31, 2015.

Long-term and current maturities of borrowings as of September 30, 2016 and December 31, 2015 were as follows (in thousands):

	September 30, 2016	December 31, 2015
Noncurrent debt on the Consolidated Balance Sheets:
Senior secured notes, net of deferred costs	$642,610	$640,084
Borrowings under revolving credit facility	208	108,000
Other notes payable	1,529	2,138
Capital lease obligations	297	680
Current maturities of debt on the Consolidated Balance Sheets:
Other notes payable	795	1,980
Capital lease obligations	518	544
Classified as Other assets on the Consolidated Balance Sheets:
Unamortized deferred financing costs on secured and revolving credit facility	1,360	1,881

Senior Secured Notes

The Senior Secured Notes were issued on December 11, 2013 at par, mature on December 15, 2018 and bear interest at 8.75%, payable semi-annually in arrears on June 15 and December 15 of each year. The Senior Secured Notes were issued by Wise Group and Wise Alloys Finance Corporation as co-issuers and are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys, TMC and AEM. The Senior Secured Notes are not guaranteed by Constellium N.V. or any of its subsidiaries.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Secured and Revolving Credit Facility

The Secured and Revolving Credit Facility (“ABL Facility”), as amended, provides for a borrowing capacity of $200.0 million and matures on September 14, 2018. Interest rates under the ABL Facility are based, at the Company’s election, on either the LIBOR rate or a base rate, plus a spread ranging from 0.75% to 1.25% for base rate loans or 1.75% to 2.25% for LIBOR rate loans, in each case based on the quarterly average adjusted excess availability for the immediately preceding fiscal quarter. The Company also incurs a fee of 0.375% of the average unused commitment amount under the ABL Facility.

During the nine months ended September 30, 2015, the Company accounted for certain amendments to the ABL Facility as debt modifications and accelerated the expense recognition of $1.0 million of previously deferred debt issue costs, included in Interest expense, net in the consolidated statements of operations and comprehensive income (loss).

As of September 30, 2016, the Company had $0.2 million in outstanding cash borrowings and $2.5 million in outstanding letters of credit against the ABL Facility. The ABL Facility is considered long-term based on the terms of the agreement, and is classified as a non-current liability in the Company’s consolidated balance sheet. The Company’s ability to borrow the full available amount of the ABL Facility is limited as determined based on a borrowing base formula, which relates to the collateral value of trade receivables (not including invoices sold and derecognized under factoring arrangements) and inventory (on a basis approximating the lower of current cost as measured on a FIFO basis, or net realizable value). This borrowing base is then compared to the outstanding loan balance (including outstanding letters of credit) to determine a net amount available for additional borrowings, or availability. Additional availability as of September 30, 2016 and December 31, 2015 was $113.0 million and $24.5 million, respectively.

As of September 30, 2016, the Company was in compliance with all of the covenants related to the ABL Facility. Under the ABL Facility, the Company’s most restrictive springing covenant outstanding is a fixed charge coverage ratio. Evaluation of compliance with the fixed charge coverage ratio covenant is only required if the Company’s excess availability falls below the greater of 10% of the aggregate revolving loan commitment and $20.0 million. The Company’s excess availability as of September 30, 2016 was above 10% of the aggregate borrowing base and was greater than $20.0 million and as such, the Company was not required to comply with the fixed charge coverage ratio requirement. The failure to comply with the covenants could result in an event of default, which if not cured or waived, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The ABL Facility is fully and unconditionally guaranteed by Wise Group, TMC and AEM, as well as Constellium Holdco II B.V., a direct wholly-owned subsidiary of Constellium N.V.

Other Financing Arrangements

The Company has other notes payable and capital lease obligations outstanding, which mature through 2019 and carry interest rates ranging from 3.8% to 8.2%. Substantially all of the Company’s assets are pledged as collateral under the Company’s financing arrangements.

Minimum Principal Payments

Minimum principal payments due on total long-term debt and capital lease obligations as of September 30, 2016 are as follows for the years indicated (in thousands):

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

October 1 to December 31, 2016	$269
2017	1,275
2018	651,519
2019	284

Total	$653,347

Note 12. Employee Benefit Plans

Multiemployer Pension Plans

Per terms of its collective bargaining arrangements, the Company participates in various union-sponsored multiemployer pension plans. Contributions are calculated per terms of the labor agreements and amounted to $2.4 million and $2.3 million for the nine months ended September 30, 2016 and 2015, respectively.

The risks of participating in these multiemployer plans are different than single employer plans in the following aspects: (i) assets contributed to the multiemployer plan by one employer may be used to provide benefits to employees of other participating employers; (ii) if a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers; and (iii) if the Company chooses to stop participating in one of its multiemployer plans, it may be required to pay to the plan, an amount based on the unfunded status of the plan, referred to as withdrawal liability.

Defined Contribution Plans – 401K

The Company also maintains defined contribution plans for all of its employees. The Company matches at a 50% rate the employee’s elected deferral up to the first 6% of the deferral. Additionally, the Company makes an annual contribution based on a defined formula. Expenses for the defined contribution plans were $2.3 million and $3.5 million for the nine months ended September 30, 2016 and 2015, respectively.

Note 13. Leases

The Company leases certain equipment used in its manufacturing and office facilities. These leases are designated as either capital or operating leases. Future minimum lease payments as of September 30, 2016 for those leases having an initial or remaining non-cancelable lease term in excess of one year are as follows for the years indicated (in thousands):

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

	Operating Leases	Capital Leases
October 1 to December 31, 2016	$1,981	$157
2017	1,382	532
2018	613	184
2019	52	27
2020	—	—

Total minimum future payments	$4,028	$900

Less: imputed interest		(85)
Less: current maturities		(518)

Long-term capital lease obligations		$297

Rent expense under operating leases is included in both Cost of sales and Selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2016 and 2015 as follows (in thousands):

	Three Months Ended September 30,		Nine Months Ended September 30,
	2016	2015	2016	2015
Cost of sales	$553	$1,029	$2,520	$3,154
Selling, general and administrative expenses	—	84	18	202

Total rent expense	$553	$1,113	$2,538	$3,356

Note 14. Commitments and Contingencies

Commitments

As of September 30, 2016, the Company has commitments for the future purchases of capital equipment totaling approximately $35.3 million.

Contingencies

Future environmental regulations, including those under the Clean Air Act and Clean Water Act, or more aggressive enforcement of existing regulations, may result in stricter compliance requirements for the Company and for the aluminum industry in general.

In connection with the Company’s acquisition of the Listerhill, Southern Reclamation, and Sheffield, Alabama facilities in 1999, a consultant performed a soil and groundwater investigation (“Phase II Report”) to identify any environmental issues at the various plants that comprise the facilities. That Phase II Report identified certain on-site environmental areas of concern that may potentially require investigation or remediation and provided a then-present value estimate of approximately $18.0 million to address them. Pursuant to the facility purchase agreement, the prior owner of the facilities, Reynolds, now Alcoa, is required to perform the work necessary and to indemnify the Company against the environmental matters required by applicable law to be addressed that are identified in the Phase II Report and any other such environmental liabilities attributable to Reynolds that were identified on or before March 31, 2004 subject to certain limitations. Although Alcoa disagrees with the cost estimates contained in the Phase II Report and has stated that it estimates that the environmental issues identified in the Phase II Report will cost less than $18.0 million to remediate, Alcoa has acknowledged its obligations under the facility purchase agreement. Although Alcoa has not yet completed its indemnity cleanup obligations at the facilities, Alcoa has conducted substantial on-site environmental investigations and

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

sampling, submitted reports to the Alabama Department of Environmental Management (“ADEM”) regarding most of the on-site areas of concern, and obtained No Further Action letters from ADEM with respect to some of the areas of concern. The $18.0 million estimate has not been updated to reflect cleanup actions conducted and No Further Action letters received by Alcoa since 1999.

The Company is also party to an Environmental Cooperation Agreement (“ECA”) with Alcoa. The ECA addresses, among other things, the Company’s use of process water retention ponds on Alcoa’s property at Listerhill, certain easements for surface drainage from Alcoa property across the Company’s property, and Wise’s operation and maintenance of the combined Company/Alcoa wastewater treatment system. The ECA was set to expire in December 2009, with automatic two-year renewal periods unless either party elects to terminate, in which event the ECA would terminate one year following such election. Neither party has elected to terminate the ECA. Under the ECA, each party defends and indemnifies the other against claims arising from its own violations of any applicable environmental laws, its handling, use, or disposal of hazardous materials at the Listerhill facility, a breach of any warranties, representations or covenants in the ECA, or damage or loss to property and injury to or death of any persons.

On June 27, 2014, ADEM reportedly received an anonymous complaint alleging that Wise Alloys knowingly violated environmental requirements, including failure to report unidentified violations, the presence of a leaking PCB transformer, unidentified air pollution equipment not being in good operating condition, acceptance of outside waste water that led to alleged exceedances, and improper control of a chrome reduction plant that allegedly may have resulted in chromium being sent to a non-hazardous waste landfill. On July 9, 2014, ADEM conducted an inspection regarding the alleged PCB issues. As a result of that inspection, ADEM identified a number of potential issues primarily at the Southern Reclamation site, including alleged leakage/spills requiring cleanup, labeling/marking issues, recordkeeping, and exceedance of storage time limits for certain equipment. The Company retained a consultant that has cleaned and properly disposed of such equipment and developed a proposal for addressing some minor PCB concrete and/or soil contamination in close proximity to such equipment. The estimated cost of the PCB-related work is currently expected to be approximately $0.2 million. As of September 30, 2016, approximately $0.1 million has been paid for PCB-related work performed. As a result of the PCB inspection, the Environmental Protection Agency (“EPA”) issued two notices of potential violation (one for the Southern Reclamation site, and the other for the Wise Alloys facility) under the Toxic Substances Control Act (“TSCA”). Effective September 26, 2016, the Company and the EPA entered into an administrative consent agreement and final order with respect to each notice, and agreed to pay approximately $0.1 million in civil penalties. The Company does not believe that any of the non-PCB-related allegations in the anonymous complaint constitute a violation of environmental law. No governmental notice of violation has been received by the Company regarding any of the non-PCB-related allegations in the anonymous complaint.

On February 2, 2015, the IAM Pension Fund filed a lawsuit against Listerhill Total Maintenance Center LLC (“TMC”) under Sections 502(g)(2) and 515 of ERISA, 29 U.S.C. §§ 1145, 1132(g)(2), allegedly TMC failed to make proper contributions to the IAM Pension Fund, as required under the collective bargaining agreement during the period 2009 – 2013. The Pension Fund claims delinquent contributions in the amount of $2.3 million, interest on the delinquent contributions at the rate of 18% per annum on the total amount of contributions from the date due until date paid, liquidated damages equal to the greater of the interest or 20% of the contributions, and reasonable attorneys’ fees and costs. TMC believes it has complied with its obligation under the collective bargaining agreement with regard to contributions to the IAM Pension Fund and will vigorously defend its position, including filing of a motion to dismiss.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

The Company is a defendant from time to time in various legal actions arising in the normal course of business, the outcomes of which, in the opinion of management, neither individually nor in the aggregate are likely to have a material adverse effect of the Company’s financial position, results of operations, or cash flows.

Note 15. Related Party Transactions

Constellium N.V.

The Company transitioned the execution of substantially all of its hedging activity to Constellium Switzerland AG, a wholly-owned subsidiary of Constellium N.V. during the second quarter of 2015. All of the Company’s derivative instruments at September 30, 2016 are administered through Constellium N.V.’s global hedging program. The fair value of outstanding derivative contracts is presented in current assets and current liabilities as Fair value of derivative instruments in the Company’s consolidated balance sheets. Gains and losses (both realized and unrealized) are included in Loss (gain) on derivative instruments, net in the Company’s consolidated statements of operations and comprehensive income (loss).

On September 15, 2016, Wise Alloys, Tri-Arrows Aluminum Inc., UACJ Corporation, and Constellium Neuf Brisach SAS, an indirect wholly-owned subsidiary of Constellium N.V., executed a metal supply agreement with Constellium-UACJ ABS LLC (“Constellium-UACJ”), an affiliate, to supply Constellium-UACJ with cold rolled coils for auto body sheet products (the “Metal Supply Agreement”). The Metal Supply Agreement is effective for a term of 15 years.

On September 19, 2016, Wise Alloys executed a supply agreement with Constellium Metal Procurement LLC (“CMP”), an indirect wholly-owned subsidiary of Constellium N.V., for the procurement and supply of used beverage can and other scrap materials (the “UBC Supply Agreement”). This agreement will replace the existing UBC supply agreement between Wise Alloys and a third-party supplier, which terminated on October 31, 2016. The UBC Supply Agreement is effective through December 31, 2018.

The terms of the Metal Supply Agreement and UBC Supply Agreement have each been determined, in separate opinions by an appraisal firm of national standing, to be not materially less favorable to Wise Metals Intermediate Holdings LLC and its subsidiaries than the terms that would have been obtained in comparable agreements by Wise Metals Intermediate Holdings LLC and its subsidiaries with a counterparty unrelated to Wise Metals Intermediate Holdings LLC and its subsidiaries.

Subsequent to the Transaction, Constellium N.V. assigned certain of its operational and financial personnel to work directly on site with Company resources in connection with improving certain processes and reporting at the Company. Constellium N.V. or its subsidiaries charge the Company for the associated direct costs of the assigned personnel, resources and other related costs incurred. In addition, Constellium N.V. added the Company to its global risk management and insurance program during 2015 and charges the Company for its proportionate share of insurance premium expense. The Company also has an agreement to purchase used beverage cans from CMP as noted above. Costs charged by Constellium N.V. or its subsidiaries to the Company during the nine months ended September 30, 2016 of $3.5 million and $1.4 million are included in Cost of sales and Selling, general and administrative expenses, respectively, in the Company’s consolidated statements of operations and comprehensive income (loss).

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Net amounts outstanding and due to Constellium Switzerland AG relating to derivative purchase and settlement activity and costs charged as described above of $0.1 million and $0.5 million as of September 30, 2016 and December 31, 2015, respectively, are included in Accrued expenses in the Company’s consolidated balance sheets.

The Company sells products or services to other subsidiaries of Constellium N.V. During the nine months ended September 30, 2016, the Company had net related party sales of products, body-in-white services, and other miscellaneous fees charged to various subsidiaries of Constellium N.V. in the amount of $9.2 million, $2.9 million, and $2.1 million, respectively, included in Net sales in the consolidated statements of operations and comprehensive income (loss). As of September 30, 2016, outstanding related party accounts receivable balances totaled $0.9 million, and are included in Accounts receivable in the consolidated balance sheet.

Wise Intermediate Holdings

The Company receives cash and non-cash equity contributions from Constellium N.V. and its subsidiaries via Wise Intermediate Holdings as described in Note 4. Capital Contributions, and may declare and pay cash dividends to Wise Intermediate Holdings.

As described in Note 4. Capital Contributions, Wise Intermediate Holdings entered into the RCA with Ravenswood, an indirect wholly-owned subsidiary of Constellium N.V. Under the terms of the RCA, Wise Intermediate Holdings received a cash payment of $47.9 million from Ravenswood, which it contributed to the capital of the Company.

Wise Recycling

Subsequent to the distribution of the Company’s ownership interest in Wise Recycling and its deconsolidation from Wise Group on July 1, 2014, the Company continued to be a guarantor on certain equipment leases of Wise Recycling. No provisions related to these guarantees have been recorded in the Company’s consolidated balance sheets.

Note 16. Supplemental Guarantor Information

In December 2013, the Senior Secured Notes were issued by Wise Group (“Parent”) and Wise Alloys Finance Corporation as co-issuers (collectively the “Issuers”) in a private offering (the “Notes”). The Notes are fully and unconditionally guaranteed, jointly and severally, by Wise Alloys LLC, TMC and AEM (collectively the “Guarantors”). Each of the above entities is 100% owned and is considered restricted in accordance with the indenture governing the Senior Secured Notes.

Prior to their distribution to Wise Holdings on July 1, 2014, Wise Recycling and its subsidiary (together, a “Non-Guarantor”) were wholly-owned subsidiaries of the Parent. This Non-Guarantor was neither an issuer nor guarantor of the Notes and was considered an unrestricted entity under the terms of the indenture governing the Notes. Upon consummation of the Transaction on January 5, 2015, the Non-Guarantor ceased to be an affiliate of the Company.

Effective December 22, 2014, WAC I LLC was designated as an unrestricted entity under terms of the indenture governing the Notes, and as a result its financial results are included in the Non-Guarantor column in the following consolidating financial statements until the transfer of its interest on January 4, 2015.

The following tables present the consolidating balance sheets for the Issuers, Guarantors and Non-

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Guarantor as of September 30, 2016 and December 31, 2015, the related consolidating statements of operations and comprehensive income (loss) for the three and nine months ended September 30, 2016 and 2015, and consolidating statements of cash flows for the nine months ended September 30, 2016 and 2015. The Guarantors are wholly-owned subsidiaries of the Parent.

Investments in subsidiaries are accounted for by the Parent under the equity method for purposes of the supplemental consolidating presentation. Earnings of subsidiaries are reflected in the Parent investment accounts and earnings. The accounting policies used in the preparation of these schedules are consistent with those followed in the consolidated financial statements for the periods presented.

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING BALANCE SHEETS

AS OF SEPTEMBER 30, 2016

(In thousands)

ASSETS	Parent Issuer	Subsidiary Guarantors (a)	Subsidiary Non-Guarantor (b)	Eliminations	Consolidated
Current assets:
Cash and cash equivalents	$—	$80,614	$—	$—	$80,614
Accounts receivable, less allowance for doubtful accounts	—	97,238	—	—	97,238
Inventories, net	$—	$158,477	$—	$—	158,477
Fair value of derivative instruments	—	459	—	—	459
Prepaid and other current assets	589	4,442	—	—	5,031

Total current assets	589	341,230	—	—	341,819

Property and equipment, net	$—	$294,565	$—	$—	294,565
Intercompany receivables	191,331	—	—	(191,331)	—
Investment in subsidiaries	244,339	—	—	(244,339)	—
Other assets	—	1,475	—	—	1,475

Total assets	$436,259	$637,270	$—	$(435,670)	$637,859

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$56	$155,829	$—	$—	$155,885
Accrued expenses and other current liabilities	16,905	15,926	—	—	32,831
Current maturities of other long-term debt and capital lease obligations	—	1,313	—	—	1,313
Fair value of derivative instruments	—	3,405	—	—	3,405

Total current liabilities	16,961	176,473	—	—	193,434

Senior secured notes, net of deferred costs	642,610	—	—	—	642,610
Borrowings under revolving credit facility	—	208	—	—	208
Other long-term debt and capital lease obligations, less current maturities	—	1,826	—	—	1,826
Accrued pension and OPEB obligations, net	—	8,920	—	—	8,920
Intercompany payables	—	191,331	—	(191,331)	—
Other non-current liabilities	—	14,173	—	—	14,173

Total liabilities	659,571	392,931	—	(191,331)	861,171

Member’s (deficit) equity:
Common member’s (deficit) equity	(215,496)	252,155	—	(252,155)	(215,496)
Accumulated other comprehensive loss	(7,816)	(7,816)	—	7,816	(7,816)

Total member’s (deficit) equity	(223,312)	244,339	—	(244,339)	(223,312)

Total liabilities and member’s (deficit) equity	$436,259	$637,270	$—	$(435,670)	$637,859

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, Wise Alloys Funding LLC and Wise Alloys Funding II LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING BALANCE SHEETS

AS OF DECEMBER 31, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors(a)	Subsidiary Non-Guarantor(b)	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$60	$10,237	$—	$—	$10,297
Accounts receivable, less allowance for doubtful accounts	—	83,536	—	—	83,536
Inventories, net	—	172,587	—	—	172,587
Prepaid and other current assets	192	4,516	—	—	4,708

Total current assets	252	270,876	—	—	271,128

Property and equipment, net	—	273,402	—	—	273,402
Intercompany receivables	15,290	—	—	(15,290)	—
Investment in subsidiaries	227,946	—	—	(227,946)	—
Other assets	—	2,052	—	—	2,052

Total assets	$243,488	$546,330	$—	$(243,236)	$546,582

LIABILITIES AND MEMBER’S DEFICIT
Current liabilities:
Accounts payable	$105	$145,216	$—	$—	$145,321
Accrued expenses and other current liabilities	4,628	12,692	—	—	17,320
Current maturities of other long-term debt and capital lease obligations	—	2,524	—	—	2,524
Fair value of derivative instruments	—	7,534	—	—	7,534

Total current liabilities	4,733	167,966	—	—	172,699

Senior secured notes, net of deferred costs	640,084	—	—	—	640,084
Borrowings under revolving credit facility	—	108,000	—	—	108,000
Other long-term debt and capital lease obligations, less current maturities	—	2,818	—	—	2,818
Accrued pension and OPEB obligations, net	—	8,920	—	—	8,920
Intercompany payables	—	15,290	—	(15,290)	—
Other non-current liabilities	—	15,390	—	—	15,390

Total liabilities	644,817	318,384	—	(15,290)	947,911

Member’s (deficit) equity:
Common member’s (deficit) equity	(393,513)	235,762	—	(235,762)	(393,513)
Accumulated other comprehensive loss	(7,816)	(7,816)	—	7,816	(7,816)

Total member’s (deficit) equity	(401,329)	227,946	—	(227,946)	(401,329)

Total liabilities and member’s (deficit) equity	$243,488	$546,330	$—	$(243,236)	$546,582

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC and Wise Alloys Funding LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2016

(In thousands)

	Parent Issuer	Subsidiary Guarantors (a)	Subsidiary Non-Guarantor (b)	Eliminations	Consolidated
Net sales	$—	$298,639	$—	$—	$298,639
Cost of sales	—	275,239	—	—	275,239

Gross profit	—	23,400	—	—	23,400

Operating expenses
Selling, general and administrative expenses	(451)	2,235	—	—	1,784

Operating income (loss)	451	21,165	—	—	21,616

Other expense (income)
Interest expense, net	15,060	1,519	—	—	16,579
Loss (gain) on derivative instruments, net	—	2,299	—	—	2,299
Other (income) expense	—	(1,409)	—	—	(1,409)
Equity in earnings of subsidiaries	(18,756)	—	—	18,756	—

Total other (income) expense	(3,696)	2,409	—	18,756	17,469

Net income (loss)	4,147	18,756	—	(18,756)	4,147
Other comprehensive income	—	—	—	—	—

Comprehensive income (loss)	$4,147	$18,756	$—	$(18,756)	$4,147

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, Wise Alloys Funding LLC and Wise Alloys Funding II LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors (a)	Subsidiary Non-Guarantor (b)	Eliminations	Consolidated
Net sales	$—	$304,759	$—	$—	$304,759
Cost of sales	—	287,501	—	—	287,501

Gross profit	—	17,258	—	—	17,258

Operating expenses
Selling, general and administrative expenses	3,032	235	—	—	3,267

Operating (loss) income	(3,032)	17,023	—	—	13,991

Other expense (income)
Interest expense, net	15,104	1,743	—	—	16,847
Loss (gain) on derivative instruments, net	—	3,111	—	—	3,111
Equity in earnings of subsidiaries	(12,169)	—	—	12,169	—

Total other expense (income)	2,935	4,854	—	12,169	19,958

Net (loss) income	(5,967)	12,169	—	(12,169)	(5,967)
Other comprehensive income	—	—	—	—	—

Comprehensive (loss) income	$(5,967)	$12,169	$—	$(12,169)	$(5,967)

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC and Wise Alloys Funding LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(In thousands)

	Parent Issuer	Subsidiary Guarantors (a)	Subsidiary Non-Guarantor (b)	Eliminations	Consolidated
Net sales	$—	$837,333	$—	$—	$837,333
Cost of sales	—	813,844	—	—	813,844

Gross profit	—	23,489	—	—	23,489

Operating expenses
Selling, general and administrative expenses	906	6,000	—	—	6,906

Operating (loss) income	(906)	17,489	—	—	16,583

Other expense (income)
Interest expense, net	45,349	3,835	—	—	49,184
Loss (gain) on derivative instruments, net	—	2,360	—	—	2,360
Other (income) expense	—	(1,409)	—	—	(1,409)
Equity in earnings of subsidiaries	(12,703)	—	—	12,703	—

Total other expense (income)	32,646	4,786	—	12,703	50,135

Net (loss) income	(33,552)	12,703	—	(12,703)	(33,552)
Other comprehensive income	—	—	—	—	—

Comprehensive (loss) income	$(33,552)	$12,703	$—	$(12,703)	$(33,552)

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, Wise Alloys Funding LLC and Wise Alloys Funding II LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF OPERATIONS AND COMPREHENSIVE (LOSS) INCOME

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors (a)	Subsidiary Non-Guarantor (b)	Eliminations	Consolidated
Net sales	$—	$1,055,106	$—	$—	$1,055,106
Cost of sales	—	1,024,475	—	—	1,024,475

Gross profit	—	30,631	—	—	30,631

Operating expenses
Selling, general and administrative expenses	7,021	1,030	—	—	8,051
Transaction costs	47,690	648	6,306	—	54,644

Operating (loss) income	(54,711)	28,953	(6,306)	—	(32,064)

Other expense (income)
Interest expense, net	45,378	6,225	—	—	51,603
Loss (gain) on derivative instruments, net	—	1,569	—	—	1,569
Equity in earnings of subsidiaries	(14,853)	—	—	14,853	—

Total other expense (income)	30,525	7,794	—	14,853	53,172

Net (loss) income	(85,236)	21,159	(6,306)	(14,853)	(85,236)
Other comprehensive income	—	—	—	—	—

Comprehensive (loss) income	$(85,236)	$21,159	$(6,306)	$(14,853)	$(85,236)

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC and Wise Alloys Funding LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016

(In thousands)

	Parent Issuer	Subsidiary Guarantors (a)	Subsidiary Non-Guarantor (b)	Eliminations	Consolidated
Operating activities
Net (loss) income	$(33,552)	$12,703	$—	$(12,703)	$(33,552)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation, depletion, amortization and impairments	—	29,411	—	—	29,411
Amortization of deferred loan costs and debt discount	2,526	715	—	—	3,241
LIFO inventory reserve adjustments	—	1,645	—	—	1,645
Change in allowance for doubtful accounts	—	(174)	—	—	(174)
Loss (gain) on sale of assets	—	199	—	—	199
Equity in earnings of subsidiaries	(12,703)	—	—	12,703	—
Gain on derivatives, excluding cash settlements	—	(4,588)	—	—	(4,588)
Changes in cash from operating assets and liabilities:
Accounts receivable	—	(13,528)	—	—	(13,528)
Inventories	—	9,465	—	—	9,465
Prepaid and other current assets	(397)	(120)	—	—	(517)
Accounts payable	(49)	12,809	—	—	12,760
Accrued expenses and other	9,504	4,846	—	—	14,350

Net cash (used in) provided by operating activities	(34,671)	53,383	—	—	18,712

Investing activities:
Purchases of property and equipment	—	(50,225)	—	—	(50,225)
Proceeds from disposals of property and equipment	—	256	—	—	256

Net cash used in investing activities	—	(49,969)	—	—	(49,969)

Financing activities:
Payments on revolving credit facility, net	—	(107,792)	—	—	(107,792)
Payments on other long-term debt and capital leases	—	(2,203)	—	—	(2,203)
Cash equity contributions from Wise Intermediate Holdings	211,569	—	—	—	211,569
Intercompany borrowings/(repayments), net	(176,958)	176,958	—	—	—

Net cash provided by financing activities	34,611	66,963	—	—	101,574

Net (decrease) increase in cash and cash equivalents	(60)	70,377	—	—	70,317
Cash and cash equivalents at beginning of period	60	10,237	—	—	10,297

Cash and cash equivalents at end of period	$—	$80,614	$—	$—	$80,614

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, Wise Alloys Funding LLC and Wise Alloys Funding II LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

WISE METALS GROUP LLC

CONSOLIDATING STATEMENT OF CASH FLOWS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2015

(In thousands)

	Parent Issuer	Subsidiary Guarantors (a)	Subsidiary Non-Guarantor (b)	Eliminations	Consolidated
Operating activities
Net (loss) income	$(85,236)	$21,159	$(6,306)	$(14,853)	$(85,236)
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation, depletion, amortization and impairments	—	24,513	—	—	24,513
Amortization of deferred loan costs and debt discount	2,526	1,664	—	—	4,190
LIFO inventory reserve adjustments	—	(43,920)	—	—	(43,920)
Change in allowance for doubtful accounts	—	72	—	—	72
Non-cash transaction costs	10,000	—	6,306	—	16,306
Non-cash equity compensation – transaction costs	7,536	—	—	—	7,536
Equity in earnings of subsidiaries	(14,853)	—	—	14,853	—
Loss on derivatives, excluding cash settlements	—	4,181	—	—	4,181
Asset impairments	—	2,227	—	—	2,227
Changes in cash from operating assets and liabilities:
Broker deposits	—	1,507	—	—	1,507
Accounts receivable	—	105,089	—	—	105,089
Inventories	—	94,515	—	—	94,515
Prepaid and other current assets	3,314	(3,446)	—	—	(132)
Accounts payable	(1,485)	(4,804)	—	—	(6,289)
Accrued expenses and other	12,025	101	—	—	12,126

Net cash (used in) provided by operating activities	(66,173)	202,858	—	—	136,685

Investing activities:
Purchases of property and equipment	—	(46,409)	—	—	(46,409)

Net cash used in investing activities	—	(46,409)	—	—	(46,409)

Financing activities:
Payments on revolving credit facility, net	—	(206,100)	—	—	(206,100)
Payments on other long-term debt and capital leases	—	(3,957)	—	—	(3,957)
Payments of debt issuance costs and other	—	(1,102)	—	—	(1,102)
Cash equity contributions from Wise Intermediate Holdings	136,104	—	—	—	136,104
Intercompany borrowings/(repayments), net	(70,204)	70,204	—	—	—

Net cash provided by (used in) financing activities	65,900	(140,955)	—	—	(75,055)

Net (decrease) increase in cash and cash equivalents	(273)	15,494	—	—	15,221
Cash and cash equivalents at beginning of period	334	2,511	—	—	2,845

Cash and cash equivalents at end of period	$61	$18,005	$—	$—	$18,066

(a)	Includes Wise Alloys LLC, Listerhill Total Maintenance Center LLC, Alabama Electric Motor Services LLC, Wise Alloys Funding LLC and Wise Alloys Funding II LLC (Wise Alloys Finance Corporation is excluded; no activity)
(b)	Includes WAC I LLC until its disposition on January 4, 2015

WISE METALS GROUP LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2015

Note 17. Subsequent Events

The Company has evaluated subsequent events through November 7, 2016, the date that these consolidated financial statements were available to be issued.